SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     x

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Consolidated Financial Statements corresponding to the fiscal year ended on June 30, 2006 and 2005.

ALTO PALERMO S.A. (APSA)

Free translation of the

Consolidated Financial Statements

As of and for the fiscal years ended June 30, 2006 and 2005

ALTO PALERMO S.A. (APSA)

BUSINESS OVERVIEW AS OF JUNE 30, 2006

Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

1.	Company Profile

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. As of June 30, 2006, the Company owns a majority interest in, and operates, a portfolio of nine shopping centers in Argentina. Likewise, we develop residential buildings which are connected to the development of shopping centers. Moreover we have an interest in the credit card business through our subsidiary Tarshop S.A., which issue credit cards to be used in our shopping centers and other stores. Also, we promote the e-commerce through our 50% interest in E-Commerce Latina S.A. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2006, the Company’s direct and indirect principal shareholders are IRSA (61.5%) and Parque Arauco (29.6%).The Company’s shares are listed and traded on the Buenos Aires Stock Exchange and on the NASDAQ.

From the moment the Company was acquired by IRSA, we have grown through a series of acquisitions and development projects leading up to the restructuring of the organization, which gave rise to the current company name and corporate structure.

ALTO PALERMO S.A. (APSA)

2.	Letter to the Shareholders

To the Shareholders,

Having closed the 2006 fiscal year, we are pleased to announce our results, due to once again, we can show a profitability increase of all business lines as a consequence of the adopted decisions in the last fiscal years and of the positive trend kept by the Argentine economy.

The evidence of the great growth of our company is shown in the increase of the operating result in a 58.1%, from Ps. 81.4 million in the fiscal year ended June 30, 2005 to Ps. 128.7 in the fiscal year ended June 30, 2006.

The Grass Domestic Product (GDP) annual growth with regard to the ending of the last fiscal year was of 8.2% and a 7.8% growth is expected for the end of the year. The increase in the activity level of the fiscal year was a great boost in consumption, area of great importance for our business, due to a credit recovery, to the increase of the consumer purchasing power and to the increasing stream of tourists. As regards consumption, a 8.7% inter-annual increase was observed whereas the tourist arrivals to the International Airport of Ezeiza for the last six months of the fiscal year 2006 increased a 20% in comparison with the same period of the previous fiscal year, placing Buenos Aires within the “top ten” most visited cities of the world.

Our Shopping centers have been included in this context showing a 33.9% revenues increase from Ps. 1,698.1 million to Ps. 2,273.3 million. In the twelve months ended up to June 30, 2006, the average revenues of our tenants reached Ps.12,847 per square metre, a 54.7% more than the ones of the competition. This shows our solid market position becoming consolidated as one of the best channels for the development of first-line brands and great impact promotions.

This consolidation path was also shown in the high demand level for spaces in our shopping centers, that caused a 99.1% average occupancy rate of our gross leasable area during the fiscal year ended June 30, 2006.

The near future seems to be as promising as our current days. Our strategy is to continue with our business expansion and the investment in new shopping centers by means of the project acquisition and development in the main country locations. As the main financing method of this expansion plan, we are planning to reinvest great part of the cash generation that the company currently produces.

We have recently entered into a purchase agreement for the Córdoba Shopping Villa Cabrera acquisition that subject to a previous purchase audit and, if it were confirmed, it would become the tenth shopping center of the company. This shopping center has got 35,000 total square metres with 160 shops, 12 cinemas and 1,500 parking lots located at Villa Cabrera neighbourhood in the city of Córdoba, the fourth city with the highest purchasing power of Argentina.

The favourable context and the successful performance in the management of our business unit of Credit cards in the fiscal year ended June 30, 2006 caused a 96.5% increase of the profit of our subsidiary Tarshop S.A. in comparison with the previous fiscal year, from Ps.7.4 million to Ps.14.6 million. Apart from that, with regard to the collection level, the default exceeding 3 months up to June 30, 2006 is of 10.5% over a portfolio of Ps.393.0 million. Likewise, we point out that all of the issued cards reach the sum of 138,791.

The reasons already mentioned have directly influenced in the recent increase of the credit risk qualification of APSA from raA + to raAA-. According to “Fitch Argentina

ALTO PALERMO S.A. (APSA)

Calificadora de Riesgo”, the most important reasons of said qualification was “the strong growth that continues presenting its fund generation that, along with its conservative capital structure, shows solid indicators of credit protection. The qualification shows APSA´ s position as the shopping center business leader, the quality of its assets and the high business margins. Apart from that, the increase in the share qualification is due to the very good fund generation capacity and to the medium liquidity level of the market share.

The privilege of being an Argentinian company, leader in our operating industry presents us the challenge of waiting for commercial proposals and of improving our consumer services. This position commits us and forces us to plan towards the future.

The unquestionable favourable context and the obtaining of the planned goals raise us the idea of constantly becoming better, being a good time to plan and to make new projects.

There is no doubt that APSA´ s potential will only be possible to be reached if there is a joined effort of our Shareholders, Creditors, Directors, Tenants, Consumers, Suppliers, Employees and the Community in general who, at the same time, are protagonists of our current evolution. I would like to thank them in this occasion for their constant effort and commitment that they have shown towards the organization.

Autonomous City of Buenos Aires, September 8, 2006.

Saúl Zang

Vicepresident acting as

Chairman

ALTO PALERMO S.A. (APSA)

3.	Macroeconomic context

The Argentine economy

The calendar year 2005 ended with a 9.2% Gross Domestic Product (GDP) growth rate consolidating the third consecutive year of economic expansion, still exceeding the 9% of the previous year. This period was characterized by a great solidness in the national and foreign accounts, with sustained growths of the fiscal and commercial surplus.

In this first half of the calendar year 2006, the Gross Domestic Product (GDP) growth was situated in an 8.6% and it is expected to reach approximately 8.8% at the end of the year.

The high level of activity registered in 2005, mainly generated by the local demand caused a 12.3% inflation for the Consumer Price Index (CPI) done by the Nations institute of statistics of the Ministry of Economy. Within this increase, the raise in food and drinks and, education prices can be pointed out.

In order to contain the inflationary spiral, the government took part by means of commercial agreements in which the negotiations within the food and textile sector can be pointed out. In this way, the accumulated increase of the “CPI” for the first half of the year 2006 was of 4.9% and 5.1% for the Whole revenue Price Index (WPI) slowing down in the price increase for the rest of the calendar year 2006.

The indicators of economic activity continue showing a positive trend in its evolution. According to data reported by the Nations institute of statistics of the Ministry of Economy, there was a 2.7% increase in the industrial activity with regard to the previous quarter of the current year. Likewise, the accumulated variation up to this part of the year is a 7.4% higher in comparison with the same period in 2005.

According to the records of the use of the installed capacity, a great industry potential is still observed for the rest of the calendar year. The percentage of the used capacity in June was of 71.9%, quite similar to the 71.1% obtained in the same period of the last year.

In the fiscal year 2006, the currency policy was stable without great incidences over the inflationary index. The type of nominal change was kept in a competitive level, by means of the international reserve accumulation of the Argentine Central Bank. These ones had a constant growth during the whole period, speeding up in February of this year after the payment of USD 9,530 million equivalent to the whole debt with the International Monetary Fund (“IMF”). At the same time, the entity maintained a policy of bond issue under the name of Letras del Banco Central (“LEBAC”) and Notas del Banco Central (“NOBAC”), that provided a greater flexibility to soften the intervention effects in the Foreign Exchange Market and to stimulate the local credit without incurring in distortions of the nominal variables.

The accounts of the public sector positively evolved, with a USD 5,400 million fiscal surplus due to the increase in fiscal revenue mainly derived from the inv formality reduction in the labour market and the highest collection by means of the Value Added Tax (“VAT”) due to the consumption increase.

ALTO PALERMO S.A. (APSA)

Regarding the foreign accounts in the calendar year 2005, a commercial surplus was observed as a consequence of a 13% annual growth in exports, reaching USD 21,541 million against USD 15,605 million of imports. This factor had a very important role in the determination of the government fiscal balance (by means of the export deductions) and the reserve accumulation by the Argentine Central Bank (due to the huge currency payment held by the Unique and Free Foreign Exchange Market exporters).

The economic growth was also translated during the fiscal year 2006 in a 13% unemployment reduction in the first quarter to an 11.4% in the last quarter.

The following macroeconomic indicators summarize the Argentinian economy evolution during the last 7 years.

Leading indicators

	2000	2001	2002	2003	2004	2005	2006 (P)
GDP Actual growth (in %)	-0.8%	-4.4%	-10.9%	8.8%	9.0%	9.2%	7.8%
Inflation (Combined Prices) in % *	1.5%	-1.7%	49.4%	16.0%	5.9%	9.1%	10.9%
Unemployment percentage ***	17.0%	20.5%	20.7%	14.5%	13.0%	10.1%	9.3%
Primary Income (w/privatizations) as % of GDP	1.0%	0.5%	0.7%	2.3%	3.9%	3.7%	3.4%
Exportations FOB (Million USD)	26,409	26,610	25,710	29,565	34,550	40,107	44,300
Importations CIF (Million USD)	25,244	20,320	8,991	13,834	22,447	28,688	33,500
Commercial Balance (Million USD)	1,165	6,289	16,719	15,731	12,103	11,419	10,800
Payment Balance - Account (Million USD)**	-8,981	-3,291	8,673	7,659	3,349	5,705	6,000

(P) Budget*

Annual average**

Accrual method***

Country average (as % of P.E.A.)

Source: Estudio M.A. Broda y Asoc.

The Argentine economy foundations are shown strong. The fiscal and foreign accounts present percentages with an important surplus in relation to the GDP and the government shows its dedication towards the inflation control in order to complete the stability and growth frame which are characteristic in the expansive cycles of our country.

Nevertheless, these variables show slowing down signs until this part of the year in comparison with the surprising results of the calendar year 2005. Imports had a higher growth than exports (15% against 13%) and the public sector expenditure seems to slightly increase, after the great control provided to the Executive to have the funds of the National Treasury. On the contrary, the price fixing agreements could finally generate a sudden increase in the inflation.

Apart from all this, there are no doubts that the country has greatly recovered the lost confidence after the suffered crisis at the end of year 2001 and its position towards the goods market and international capital has significantly improved.

ALTO PALERMO S.A. (APSA)

Shopping centers Evolution and Perspective in Argentina

In the increase of the activity level of the last half of the year of the fiscal year, the consumption, especially the private one, had a decisive share as a consequence of the salary increase.

On the basis of the last available data provided by the Nations institute of statistics of the Ministry of Economy, the first quarter of the calendar year 2006 registered a 8.7% new inter-annual increase in the total consumption, reaching record values both in its private component and in its public one.

More recently, in April and May 2006, the indicators of private consumption, for example the ones of public services, supermarket and shopping centers revenues, electrical appliances and household goods revenues, show that the dynamism has not stopped, due to the higher salaries for the Argentine residents, and to the growing stream of international tourism.

This increase in the retail consumption was evidenced in a greater quantity of registered revenues for the shopping centers at constant prices. In June of this year, the inter-annual variation registered a 6.7% positive variation whereas the whole registered revenues in the first quarter of the calendar year 2006 showed a 26.6% increase with regard to the same previous period.

Apart from that, the Consumer Rehability Index done by the Torcuato Di Tella University maintained in the second quarter of the calendar year 2006 the high values reached in the immediate previous quarter, which ones exceed the average reached in the last three years. In such moment the low levels of the Post-Convertibility crisis were left back. The increases were mainly seen in the short term indicators, that is to say, when the personal situation development with regard to one year ago and the access to the electrical appliances, cars and houses purchase, as well as the macro expectations are evaluated.

The perspectives on the consumption behaviour and the following development of the shopping centers are closely connected with the economy behaviour and the preference of the tourism for the commercial alternatives of the country. According to the existing consensus in the market on the GDP evolution during the calendar years 2006 and 2007, which will exceed up to 7%, it should be remarked that the revenues in the shopping centers continue improving in each period.

4.	Brief comments on the Company’s activities during the year

Operating Performance

The new post-convertibility scenario evidenced in Argentina impelled an expansion of our commercial proposal to bring it in line with the new demands of a changing market. The sharp depreciation of the local currency combined with a relative stability in retail inflation positioned the City of Buenos Aires as an attractive tourist center owing to its modern infrastructure and very low prices compared with the rest of the world.

On the local plane, the price stability, the appreciation of the Peso to the U.S. dollar and the drop in the unemployment rate encouraged consumer spending. At June 30, 2006 the Consumer Releability Index stood at 56.5%, a 7.6% over the level at June 30, 2005, but 88.6% above the level at June 30, 2002. This significant increase explains in part the growth in revenues of our tenants during the period under review.

ALTO PALERMO S.A. (APSA)

In the course of this fiscal year, the revenues of the Company’s Shopping Center tenants, had a major increase of 33.9%, posting Ps.2,273.3 million, compared to Ps 1,698.1 million in the previous year.

Note: fiscal year 2006 includes Alto Rosario revenues as from its opening and Mendoza Plaza as from 10/01/2004.

Meanwhile, our Shopping Centers in the City of Buenos Aires and Greater Buenos Aires recorded tenants revenues 17.0% higher than in the previous fiscal year. After inflation restatement, this increase represented 12.8%.

Tenant’s revenues (1)
Fiscal Year 2006	Ps. 1,652,006,583
Fiscal Year 2005	Ps. 1,412,140,814
Variation	17.0%

(1)	Includes: Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Buenos Aires, B.A. Design and Patio Bullrich.

In spite of the strong recovery of our Shopping Centers located in the City of Buenos Aires and Greater Buenos Aires during fiscal year 2005, during this year they continued to position as market leaders. The policy tending to a permanent adaptation to customers’ demands combined with the excellent quality of the Company’s assets, the loyalty and preference of our consumers for our Shopping Centers, favored continuity in the upward trend in the revenues of our tenants.

During the twelve months ended June 30, 2006, market share totaled 38.8%.

ALTO PALERMO S.A. (APSA)

Revenues and market position

As regards revenues per square meter, our Shopping Centers increased their relative efficiency again this year as compared with the competition. Our tenants generated average revenues per square meter of Ps. 12,847, whereas the competition’s tenants generated average revenues per square meter of Ps. 8,303. This shows that Alto Palermo S.A. has an efficiency ratio 54.7% higher than the rest of the market. This ratio reveals customer preference and loyalty toward our assets and the excellent quality of these as compared with the rest of the market.

(*) As of June 30 of each year.

Source: Internal company’s develop and shopping center surveys.

The Gross Leasable Area (GLA), which indicates the room available for rent of commercial stores maintained the same level of prior fiscal year.

(*) As of June 30 of each year.

ALTO PALERMO S.A. (APSA)

Moreover, we have lands strategically situated that it could provide the possibility to development new Shopping Centers.

During this fiscal year, our Shopping Centers were visited by approximately 68.2 million people, a 8.5% increase compared to fiscal year 2005. Our Shopping Centers thus posted an all-time high. Likewise, this ratio continues to show the renewal and success of our proposals, which turns our Shopping Centers into unique places for leisure and entertainment.

The occupancy of our Shopping Centers has been one of the ratios that we have been able to maintain in almost optimum levels during fiscal year 2006. Gross Leasable Area (GLA) percentage occupied as of June 30 was 99.1%.

The drop in the vacancy level in our Shopping Centers reflects an increase in demand as a result of our excellent commercial offering, and the ability of our commercial department to properly administrate this growth in demand from potential tenants.

Below is a schedule of the expiration dates of the lease contracts for stores in our Shopping Centers effective at June 30, 2006, assuming that none of the contracts is renewed or terminated by the tenants.

Lease expiration year	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual base rent under expiring leases(1) (Ps.)	Percentage of total base rent under expiring leases (%)
2007(2)	540	90,529	43%	30,028,553	17%
2008	381	68,524	32%	80,954,958	46%
2009	153	23,264	11%	46,315,932	26%
2010+	30	30,392	14%	20,305,510	11%

Total	1,104	212,709	100%	177,604,953	100%

(1)	Includes base rent without proportioning APSA’s effective percentage.
(2)	Includes stores which contract are not renegotiated yet and vacant stores as of June 30, 2006.

ALTO PALERMO S.A. (APSA)

Leases and services (*)

During fiscal year 2006, revenues from leases and services amounted to Ps.215.0 million, i.e., they were 30% higher than those for the previous fiscal year.

Adjusted for inflation until February 28, 2003 in accordance with proffesional accounting standards of the National Securities Commission.

The breakdown of revenues from leases and services for the twelve-month periods ending June 30, 2005 and 2006 is presented below.

ALTO PALERMO S.A. (APSA)

An analysis of the changes in the breakdown of revenue from leases and services from 2005 to 2006 reveals a significant increase in the percentage charge leases contracts. The percentage charge arises from the fact that the structure of the lease contracts signed with our tenants allows us to charge a percentage of their revenues once they exceed a certain established minimum. In view of this, variables such as the economic inflation and the recovery in revenues are taken into account in our revenue structure.

Shopping Center’s Portfolio

Alto Palermo

GLA 18,077 sqm

# Stores 150
Occupation 100%
Monthly revenues per sqm Ps. 2,029
Book value: Ps. 193.5 million
APSA´s equity interest 100%
Location City of Buenos Aires

Inaugurated in 1990, its bold architectural design has attracted an award from the International Council of Shopping Centers. It houses the leading national and international brands.

Situated at the intersection of Buenos Aires’ two main avenues, in a neighborhood named Alto Palermo in reference to our shopping center, this is the preferred location for the daily shopping and recreation activities of thousands of families.

ALTO PALERMO S.A. (APSA)

Its excellent access routes have established it as a city landmark and selected meeting place. Alto Palermo is a synonym of shopping center in Argentina. Alto Palermo Shopping boasts the highest revenues per square meter in the country—exceeding the average figure for shopping centers in the United States.

Abasto de Buenos Aires

GLA 39,473 sqm
# Stores 172
Ocupation 99.88%
Monthly revenues per sqm Ps. 903
Book value: Ps. 188.4 million
APSA´s equity interest 100%
Location City of Buenos Aires

This outstanding building, constructed in 1889, combines the original antique architectural features with the latest trends in Shopping Center design. It is the largest in the city and the preferred location in Buenos Aires for browsing through the widest variety of brands and enjoying entertainment and cultural activities.

The best brands and prices in a warm and safe setting for recreation for people of all ages, and the venue of the most relevant cultural events in Buenos Aires, make Abasto de Buenos Aires the strategic shopping and historical center of the city.

Abasto harmonically integrates the past and the future, concentrating the entire historical background of Buenos Aires in a single shopping center.

Paseo Alcorta

GLA 14,704 sqm
# Stores 113
Occupation 99.2%
Monthly revenues per sqm Ps. 1,533
Book value: Ps. 62.3million
APSA´s equity interest 100%
Location City of Buenos Aires

Conceived in 1992 with a state-of-the-art architectural design, it has managed to position itself as the reference shopping center for the latest trends in Argentine fashion. It is located in Palermo Chico, one of the most attractive built-up areas of the city that boasts a high social and economic status. It has a hypermarket as the anchor store.

Our customers enjoy a warm and exclusive environment distributed on four stories and providing a full range of services, from the most exclusive stores to quaint coffee shops to restaurants offering top class international cuisine.

Paseo Alcorta is the site chosen by the leading brands in Argentine fashion to display their new collections in fashion parades and exclusive events.

ALTO PALERMO S.A. (APSA)

Patio Bullrich

GLA 10,749 sqm
# Stores 85
Occupation 98.6%
Monthly revenues per sqm Ps. 1,546
Book value: Ps. 109.2million
APSA´s equity interest 100%
Location City of Buenos Aires

Patio Bullrich is a historical building belonging to the renowned Bullrich family, which opened as a modern shopping center in 1988. The new architecture preserves all the original features of the noble neoclassical construction. Its privileged location in the neighborhood of Recoleta, one of the most picturesque residential areas in the city of Buenos Aires, is strategically situated close to high class hotels, embassies, theaters, museums and historical attractions, and only 10 minutes from the city center, in the heart of international tourism. It is the main attraction for high purchasing power customers and tourists.

Patio Bullrich combines traditional elements with the latest and most exclusive developments in local and international fashion.

Patio Bullrich is the shopping center that symbolizes refined Argentine culture and the selected venue for presenting the new collections of the leading international brands simultaneously with the largest cities of the world.

Alto Avellaneda

GLA 27,251 sqm
# Stores 148
Occupation 97%
Monthly revenues per sqm Ps. 1,014
Book value: Ps. 86.3 million
APSA´s equity interest 100%
Location Avellaneda – Bs. Aires

Alto Avellaneda is the leading American-style shopping center in the southern suburbs of Greater Buenos Aires. It is located in a prosperous area that thrived with the arrival of immigrants, the first trams and a broad variety of cultural events. It has a wide offering of leading brands at the best prices, combined with culinary areas and amusement attractions for all the family.

Alto Avellaneda is much more than a shopping center offering the leading brands at good prices, it is the preferred meeting point for shopping and recreation activities in the Southern area of Buenos Aires.

ALTO PALERMO S.A. (APSA)

Buenos Aires Design

GLA 14,598 sqm
# Stores 59
% Occupation 100%
Monthly revenues per sqm Ps. 541
Book value: Ps. 18.5 million
APSA´s equity interest 53.68%
Location City of Buenos Aires

Buenos Aires Design is located in the neighborhood of Recoleta, back to back with the cultural center Centro Cultural Recoleta, which attracts large numbers to its cultural events.

This shopping center exhibits the leading home design brands, with an integral offering spanning the full range of household equipment and decoration and featuring exclusive designs in furniture, lighting appliances, upholstery, paintings and design objects.

Its wide-range offering and quality services attract architecture, design and interior decoration professionals.

Alto Noa

GLA 18,779 sqm
# Stores 85
Occupation 100%
Monthly revenues per sqm Ps. 468
Book value: Ps. 29.0million
APSA´s equity tenants 100%
Location City of Salta

Alto NOA Shopping is located in the City of Salta, capital of one of the provinces of the Argentine northwest that stands out for its natural beauty and a population that boasts a high social and cultural level. It offers a wide variety of leading brands at the best prices, eating spots and entertainment attractions for the whole family. Laid out in a setting characterized for its natural beauty, Alto Noa has become the focal point in the lives of the residents of Salta.

Alto Noa combines modern features and local traditions to create a beautiful natural enclave, setting it apart from all other shopping centers.

This shopping center is the focal point in the Argentine northwest, in one of the most attractive natural settings.

ALTO PALERMO S.A. (APSA)

Alto Rosario

GLA 30,013 sqm
# Stores 145
Occupation 100%
Monthly revenues per sqm Ps. 418
Book value: Ps. 83.2 million
APSA´s equity interest 100%
Location City of Rosario

In the land located in Scalabrini Ortiz, where years back worked the repair shop of the railroad, revived a space of full history. Great part of the old railway structures was used to transform them into an integrating commercial project. On November 9, 2004 Alto Rosario opened its activities in the City of Rosario. The shopping center has a supermarket, a place for events, eating spots and 14 theaters.

Our goal is to promote and accompany the intense cultural life of the inhabitants of Rosario. We have already demonstrated the important thing that it is for the Company to heighten the urban surroundings preserving the history of the country through its more emblematic buildings. Examples are our two shopping centers: Abasto, the second greatest one of the country, and Patio Bullrich.

Mendoza Plaza

GLA 39,065 sqm
# Stores 146
Occupation 97.8%
Monthly revenues per sqm Ps. 626
Book value: Ps. 88.6million
APSA´s equity interest 85.4%
Location: City of Mendoza

By the end of May of 2005, APSA increase its interest in the Mendoza Plaza Shopping in a 85.4% and assumed its administration with the objective to promote what was done up today. The Mendoza Plaza is one of the greatest shopping centers of the interior of Argentina. It was created to fulfill the needs of the people of Mendoza that requested a modern Shopping center, with wide and comfortable characteristics to carry out their purchases.

Since its inception and up today it was positioned as the center of purchases and leisure activity of the region. Mendoza Plaza has the magnitude and the variety of services that turn it a REGIONAL MALL.

ALTO PALERMO S.A. (APSA)

Consolidated Portfolio	GLA 212,709 sqm
# Stores 1,103
Occupation 99.1%
Monthly revenues per sqm Ps. 910

Marketing and promotional activities in our shopping centers

During the fiscal year 2005-2006, we have continued with the strategy of generating a unique personality to each of our shopping centers. In order to perform a well-divided work in each shopping centers, we have based on marketing investigations that show us the opinions, tastes and desires of our consumers, visitors and even non-consumers.

We detail below the main marketing activities carried out at each shopping center.

Abasto de Buenos Aires

During this period, we have continued with the positioning campaign that was launched in the previous fiscal year. In this one, the slogan “Purchase City” was used and values, such as the shop quantity that the shopping centes has got and the reason that each person has to buy something in the shopping centers, were emphasized. This one was a complete campaign in all the media, the idea consists of continue emphasizing these values and the positioning during the following fiscal years.

Alto Avellaneda

Throughout the year Alto Avellaneda focused on the public not only from the district of Avellaneda but from the entire southern area, including neighboring districts that amass the highest purchasing power of the southern suburbs. Alto Avellaneda held events and activities that were relevant for the area, offering the public more than would normally be expected from a shopping center. During this year Alto Avellaneda has supported an important TV show.

Alto Noa

During this period Alto Noa strengthened its position in Salta society. Alto Noa is a by-word for fashion in Salta and Jujuy, as the latest trends and brands are to be found there first. Alto Noa held fashion shows and special events, all of a very standard, as its target public is in the most influential sectors. Alto Noa, like the shopping centers in Buenos Aires, has held special promotions during the main revenues seasons.

Alto Palermo

This shopping continues with its strengthened positioning addressing women with the strategic slogan “Passion of Women”. The current year’s action plan has included certain dates which had not been previously worked as, for instance, the International Women’s Day. In turn, innovations have been introduced in alternative communication media as the web, and the TV campaign as usual.

ALTO PALERMO S.A. (APSA)

Alto Rosario

Alto Rosario, from its opening, has had a continuous growth, and it is already part of the Rosarinos´ life. Due to its positioning, “Our Shopping center”, this is the way the Rosarinos have adopted it.

Buenos Aires Design

During this period, Buenos Aires Design has had a logo re-design, and due to it, a re-launch campaign of the shopping center was performed; this will continue in the next fiscal years.

Paseo Alcorta

Paseo Alcorta is highly positioned as a shopping that marks a tendency in the Argentine fashion, not only for consumers but also for brands. Brands use to launch their collections first at Paseo Alcorta, and also where revenues are advertised quite beforehand. To strengthen such positioning two “Alcorta Style” events took place, where the most important brands and vanguards of the Commercial Center showed their collections. In addition to fashion, these events generate a general concept on trends and vanguards

Patio Bullrich

Patio Bullrich continues working with its most faithful public. Its strategy is to offer larger proposals to such people. The “Cruise of Purchases” was re-launched, as well as the traditional race of consumption and fidelity of El Patio, and an important own golf circuit is being carried out in the principal golf fields of Buenos Aires.

Mendoza Plaza Shopping

The Mendoza Plaza Shopping means “shopping” in the City of Mendoza and it also is the one that receives the larger number of tourists due to its vicinity to Chile. Considering the positioning of the commercial center and that it carries the principal national and international brands, its strategic plan consists in generating fidelity from its public that has already been captured by the product.

Tourism

Tourism still is a very important source of income for APSA´s Shopping centers. Therefore, the tourism area continues applying different strategies to attract people. Firstly, strategic places in key dates are searched in order to be present as, for instance, the Cruise Terminal, the Ezeiza International Airport, the Jorge Newbery Airport, etc. Secondly, joint advertising campaigns for shopping continue in specialized media for tourism agencies or for high acquisition power tourists. Also on a quarterly basis an own publication is issued in the Buenos Aires Herald called Buenos Aires Shopping.

ALTO PALERMO S.A. (APSA)

Future development

Neuquén Project

On July 6, 1999 the Company acquired a 94.6% interest in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1°, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the commercial center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of June 30, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project included the building of a commercial center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance N° 5178 was stated, terminating the purchase-revenue contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree N° 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees N° 1437/2002 and 585/2003 that the Municipal Executive issued on a timely basis.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

ALTO PALERMO S.A. (APSA)

At June 30, 2006 Shopping Neuquén S.A. has negotiated with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal ordinance that will either modify or annul the original one.

The above-mentioned understanding provides for a new schedule for the enterprising development, as well as the possibility to transfer to third parties plots of land to be used for various purposes (hypermarkets, hotels, housing).

As part of the agreement, the company will transfer a portion of Neuquén in favour of the Municipality.

Also, steps are being taken together with the appointed professionals as regards the new project that will be submitted to the Municipality, and to finally define the hypermarket operator who has ratified his will to participate in the project.

Caballito Project

We have a plot of land spanning a surface area of 25,539 square meters in the Buenos Aires city neighborhood of Caballito, one of the most highly populated in the City of Buenos Aires. This land could be used to build a 30,000 squared meter shopping center including a hypermarket, a cinema complex and areas for recreational activities and entertainment.

We are currently making the final changes to the commercial project. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land.

Tarjeta Shopping

During fiscal year 2006 the positive trend shown in the previous year was strengthened with respect to the general economic situation.

The principal indicators on evolution of the economy registered a significant GDP increase in relation to the previous year, in line with a substantial improvement in consumption and private investments.

The financial sector continued showing high growth levels in hand with lesser levels of interest rates and a significant growth in volume of credits to the private sector.

ALTO PALERMO S.A. (APSA)

A very good strategic planning was attained on the basis of a favorable business activity and revenues with Tarjeta Shopping as of June 2006, increased by 90.5% compared to June 2005.

The portfolio has shown a significant growth that includes securitized receivables. As of June 30, 2005 the portfolio was Ps. 204.0 million and by the end of June 2006 the amount was Ps. 393.0 million, also with securitized receivables included representing an increase higher to 92%. The upward coefficient has grown from 69% to 71% in line with the strong campaigns launched, and the number of accounts increased by 56% approximately.

Together with these results, statements issued were 38% higher than the previous year so the monthly issue is currently of 290,000 statements.

With respect to payments in arrears, the Company continues recording much lower levels than those registered during the last political-economic crisis.

ALTO PALERMO S.A. (APSA)

Following its aggressive expansion policy, two new branches were inaugurated, and stores that became Card members rose by 49% carrying the number to over 25,000 member stores.

Taking advantage of the companies´ synergies and their strength, an alliance with Metronec S.A. was accomplished and by mid-year the Metroshop Shopping Card was launched providing access to the subway’s network in addition to all the other facilities.

The excellent credit record of the portfolio and the proper compliance of payments of all the series previously issued allowed placing seven new issues of our securitization program in a total amounting to Ps. 228.8 million for Senior Titles, having been granted the S&P AAA* classification from December 2004.

As a result of these placements the balance of the securitized portfolio of Ps. 167.4 million of capital as of June 30, 2005 increased to Ps. 193.2 million of capital as of June 30, 2006.

Profits are steady and recovery increased from Ps. 7.4 million yearly as of June 30, 2005 to an income of Ps. 14.6 million as of June 30, 2006.

Growth estimates and favorable projections of the principal economic variables for the coming period provide us sufficient courage to continue the expansion plans and increase our market share.

Fibesa S.A.

Fibesa is the exclusive real estate broker at our shopping centers, in which we have a 99.99% equity interest.

During the twelve-month period ended June 30, 2006, Fibesa reported revenues of Ps. 11.2 million, up 10% from the Ps. 10.3 million revenues for the twelve-year period ended June 30, 2005.

ALTO PALERMO S.A. (APSA)

Fibesa reported net income of Ps. 3.7 million for the financial year ended June 30, 2006, reflecting an increase from net income of Ps. 3.9 million for the twelve-month period ended June 30, 2005.

Near 50% of Fibesa´ s income were generated by Alto Palermo and Abasto de Buenos Aires shopping centers.

E-commerce Latina S.A. – Altocity.Com S.A.

Altocity.com S.A. (Altocity) is a retail electronic trade company controlled by E-commerce Latina S.A. resulting from APSA and Telefónica de Argentina S.A. (Telefónica). Altocity enables us to expand our physical business to include new revenues channels such as Internet.

Six years from its launch, Altocity has become in one of the few Argentinian on-line revenues companies, where the user can completely buy via Internet and offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

In the table below we include some relevant data of Altocity.Com:

	Jul 05 – Jun 06	Jul 04 - Jun 05	Variation
Average monthly revenues (*)	Ps. 876,913	Ps. 396,673	121%
Average ticket (**)	238	209	14%
Average monthly orders	3,752	1,895	98%

(*)	Revenues with VAT, net of returns (Credit notes)
(**)	Revenues with VAT before returns (Credit notes) divided by the number of orders.

ALTO PALERMO S.A. (APSA)

Traffic, Customer Portfolio and Transactions

	06/30/06	06/30/05
Unique visitors per month	381,000	352,000
Average a day	21,000	16,000
Registered citizens	118,000	82,000
Transactions	119,000	76,000

For the coming year Altocity has set itself the main objective of carrying out intensive work in the following areas:

Marketing of the portal, loyalty activities and new customers

E-commerce services

Barter and reward program

5. Financial Review

Financial debt

Up to June 30th, 2006, the company´ s financial debt is in the lowest levels of the last years, showing a successful re-structuring during the previous fiscal year. Said debt is mainly conformed as follows:

Debt	Residual		Rate	Maturity
Syndicated loan	Ps.	25,000,000	Survey rate + 3%	Apr-07
Unsecured Convertible notes	USD	47,231,230	10%	Jul-14

During the fiscal year 2006, APSA faced the remainder payment of the loan for USD 11 million granted by Deutsche Bank for Mendoza Plaza Shopping´ s debt re-structuring. The remainder balance at the beginning of the fiscal year was USD 6.0 million. The same was cancelled in two equal instalments on February 1st and on August 1st, 2006.

With regard to the loan for Ps.50 million in the fiscal year 2005, Alto Palermo S.A. cancelled half of the capital in two equal instalments on October 5th 2005 and on April 5th, 2006. The agreed rate over the remainder balance of Ps.25 million is of the survey rate plus 3%.

ALTO PALERMO S.A. (APSA)

In relation to the Convertible Notes of the serie I up to a nominal value of USD 50 million, on May 2nd., 2006 in a Extraordinary Shareholders´ Meeting, the extension of the deadline as a new date: July 19th, 2014 was decided. The total circulating sum is of USD 47.231.230 whereas the Shareholder quantity of the Company amounts to 781,962,632 and the social capital to 78,196,263.

After the argentinian financial crisis a few years ago, APSA´ s effort to reduce the financial debt should be emphasized.

Improvement in the risk rating of our structured debt

In September, 2006, Fitch Argentina Calificadora de Riesgo S.A., assigned APSA a credit risk qualification of raA+ to raAA-. The most important foundations of said qualification were “the strong growth that still presents its fund generation, that along with its conservative capital structure, solid indicators of credit protection can be evidenced. The qualification shows APSA´ s positioning as the leader in shopping center businesses in the country, its assets quality and the high business margin. Furthermore, the increase in the share qualification is due to the very good fund generation capacity and to the share medium liquidity level in the market.

Following we detail the most important financial ratios for the Company:

	As of June, 30 2006 (Ps.)	As of June, 30 2005 (Ps.)	Variation (Ps.)	Variation %
EBITDA (1)	192,267,662	139,615,825	52,651,837	37.7%
EBITDA per share	2.46	1.79	0.67	37.4%
EBITDA per share Fully Diluted	0.86	0.65	0.21	32.3%

EBITDA Shopping Centers	160,066,946	126,085,470	33,981,477	27.0%
EBITDA Tarshop S.A.	25,159,109	13,900,727	11,258,383	81.0%
EBITDA Other	7,041,606	(370,372)	7,411,978	-2001.2%

Financial debt (2)	199,462,773	226,900,801	(27,438,029)	-12.1%
Outstanding shares	78,196,263	78,042,363	153,900	0.2%
Number of shares Fully Diluted	223,951,839	214,543,274	9,408,565	4.4%
Price per share	6.70	6.40	0.30	4.7%
Market Capitalization	523,914,962	499,471,123	24,443,839	4.9%
Market Capitalization Fully Diluted	1,500,477,321	1,373,076,954	127,400,367	9.3%
Enterprise value (3)	652,905,215	659,698,106	(6,792,891)	-1.0%
Enterprise value (3) Fully Diluted	1,483,711,998	1,396,803,025	86,908,973	6.2%
Financial debt / Enterprise value	0.31	0.34	(0.03)	-8.8%

FFO (4)	123,066,242	105,366,363	17,699,879	16.8%
FFO per share	1.57	1.35	0.20	14.8%
Net Income	44,679,032	33,255,400	11,423,632	34.4%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial liabilities minus cash and banks and current investments.
(4)	Funds from operations calculated as the year’s results before, other net income and expenses, amortization and depreciation. The FFO is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)

6. Management’s Analysis of the results and the financial resources.

The following analysis should be read together with the Company’s Consolidated Financial Statements. For the purposes of the following analysis we have considered “Consolidated Financial Statements” to be our audited Consolidated Financial statements and notes corresponding to the fiscal years ended June 30, 2006 and 2005.

Transactions and principal activities.

Company transactions are classified in three different segments: Leases and Services, Credit Cards and Other. The Leases and Services segment comprises the operating income arising from the activities of our Shopping centers. The Credit Cards segment includes the results of the credit portfolio administration carried out by our subsidiary Tarshop S.A. In the Other segment we concentrate the results arising from the construction and subsequent revenue of real estate, the results of our interest in E- Commerce Latina S.A. and the results arising from the activity of creating, updating and producing information and corporate, commercial and economic training services.

Results of the transactions performed during fiscal years ended June 30, 2006 and 2005.

Net Revenues: The Company´s revenues increased 57.0% with respect to the previous year, that is, from Ps. 230.2 million during fiscal year 2005 to Ps. 361.4 million during fiscal year 2006. Total revenues include eliminations between the different Company’s business units for Ps. 0.9 million in fiscal year 2006 and Ps. 0.3 millon in fiscal year 2005 due to Leases and Admission Rights.

Revenues from Leases and Services increased by 30.2% (from Ps. 165.8 million to Ps. 215.9 million) maily due to the growth in revenues from leases and admission rights from our shopping centers of Ps. 48.1 million as a result of an increase of 33.9% in revenues from our tenants (from Ps. 1,698.1 million in fiscal year 2005 to Ps. 2,273.3 million in fiscal year 2006).

Revenues from Credit Cards increased by 90.5% (from Ps. 64.6 million to Ps. 123.0 million) in line with the favorable macroeconomic conditions, the general increase of consumption level and the excellent performance of our business unit, which has expanded its services with the opening of new branches in different cities country-wide.

Revenues from “Other” segment increased significantly from Ps. 0.1 million during fiscal year 2005 to Ps. 23.4 million during fiscal year 2006, mainly due to revenues generated from the revenue of Alcorta Plaza plot.

ALTO PALERMO S.A. (APSA)

	Fiscal years ended June 30,
	2006	2005
	(Thousand Ps.)
Leases and Services	215,860.8	165,824.1
Credit Cards	122,968.6	64,558.0
Other	23,418.1	121.4
Eliminations	(891.6)	(346.2)

Total Revenues	361,355.9	230,157.3

Costs. Total costs increased by 50.7% going from Ps. 92.5 million during fiscal year 2005 to Ps. 139.4 million in year 2006. Total costs include eliminations between the different Company business segments for: (i) Leases for Ps. 0.3 million for the fiscal year 2005 and Ps. 0.9 millon for the fiscal year 2006; and (ii) interest for financing of Ps. 1.0 millon during fiscal year 2005 and Ps. 0.7 million in 2006.

Costs of Leases and Services recorded an increase of 10.7% going from Ps. 69.2 million in the year ended June 30, 2005 to Ps. 76.6 million in the year ended June 30, 2006. Reasons for such increase principally are: (i) an increase in depreciation and amortization charges of Ps. 4.5 million and (ii) an increase in unrecoverable administration fees of Ps. 2.6 million

Costs of Credit Cards increased by 86.0%, that is, from Ps. 24.5 million in fiscal year 2005 to Ps. 45.5 million in 2006 principally due to the following reasons: (i) a growth of Ps. 6.2 million in cost of salaries and social security charges, Ps. 3.0 million in taxes, dues and contributions and Ps. 1.3 millon as a result of the expansion and opening of new branches; (ii) a larger charge in commissions and interest for Ps. 5.6 million; and (iii) an increase in expenses for fees and services of Ps. 2.3 million in line with the issue of new series of Financial Trusts.

Costs of Other did not vary significantly although it increased from Ps. 0.2 million during fiscal year 2005 to Ps. 18.8 million in 2006, principally for the revenue of Alcorta Plaza.

	Fiscal years ended June 30,
	2006	2005
	(Thousand Ps.)
Leases and Services	(76,620.2)	(69,203.9)
Credit Cards	(45,533.0)	(24,474.3)
Others	(18,816.3)	(204.6)
Eliminations	1,599.7	1,372.5

Total Costs	(139,369.8)	(92,510.4)

Gross Profit. As a result of the issues referred to above, gross profit increased by 61.3% by showing Ps. 222.0 million during fiscal year 2006 in comparison with Ps. 137.7 million shown in year 2005. Gross profit includes eliminations between segments for Ps. 0.7 million during fiscal year 2006 and Ps. 1.0 million in 2005.

ALTO PALERMO S.A. (APSA)

Total Gross Profit, as a percentage of total revenues, increased from 59.8% in fiscal year 2005 to 61.4% in year 2006. Gross Profit of Leases and Services, as a percentage of revenues from Leases and Services, increased from 58.3% to 64.5% in fiscal year 2006. Gross Profit from Credit Cards, as a percentage of revenues from credit cards, increased from 62.1 % to 63.0% in fiscal year 2006. Gross/ loss of the Others caption, as a percentage of revenues from Others, changed from loss of 68.5% to a gain of 19.7%

	Fiscal years ended June 30,
	2006	2005
	(Thousand Ps.)
Leases and Services	139,240.6	96,620.2
Credit Cards	77,435.7	40,083.7
Others	4,601.8	(83.2)
Eliminations	708.1	1,026.3

Total Gross Profit	221,986.1	137,647.0

Selling expenses. Total Selling expenses showed an increase of 88.1% (from Ps. 24.8 million to Ps. 46.6 million).

Leases and Services Selling expenses increased by 34.1% from Ps. 11.0 million during year ended June 30, 2005 to Ps. 14.8 million during year ended June 30, 2006 principal reasons being: (i) an increase of Ps. 2.0 million for turnover taxes in line with our increased revenues; (ii) an increase of Ps. 1.1 million in the charge for provision for bad debts; (iii) an increase of Ps. 0.5 for advertising expenses.

Credit Cards Selling expenses increased from Ps. 13.5 million during fiscal year 2005 to Ps. 30.9 million in year 2006, principal reasons are: (i) increase of Ps. 6.7 million in advertising expenses; (ii) higher charge of Ps. 3.8 in turnover tax charges as a result of our larger revenues; and (iii) growth in charges for bad debts of Ps. 6.2 million in line with the increase of our credit portfolio.

Other Selling expenses increased from Ps. 0.3 million during fiscal year 2005 to Ps. 0.9 million in 2006, as consequence of a higher change in turnover tax as a result of the revenue of Alcorta Plaza plot of land.

Total Selling expenses, as a percentage of total revenues, increased from 10.8% in fiscal year 2005 to 12.9% in year 2006. Leases and Services Selling expenses, as a percentage of revenues from Leases and Services, increased from 6.6% to 6.9% during fiscal year 2006. Credit Cards Selling expenses, as a percentage of revenues from credit cards, increased from 20.9% to 25.1% during year 2006. Other Selling expenses, as a percentage of revenues from Other, decreased from 206.6% to 3.9% during year 2006.

	Fiscal years ended June 30,
	2006	2005
	(Thousand Ps.)
Leases and Services	(14,787.5)	(11,027.3)
Credit Cards	(30,900.0)	(13,496.2)
Others	(913.4)	(250.8)
Eliminations	0.0	0.0

Total Selling expenses	(46,600.9)	(24,774.4)

ALTO PALERMO S.A. (APSA)

Administrative expenses. Total Administrative expenses recorded an increase of 65.6% approximately, reaching Ps. 52.8 million in year 2006 against Ps. 31.9 million in year 2005.

Leases and Services Administrative expenses increased from Ps. 16.9 million in year 2005 to Ps. 26.3 million in year 2006 principally due to: (i) increase in the charge for board of Directors´ fees of Ps. 3.4 million; (ii) increase in the charge for fees and payment for services of Ps. 3.2 million; (iii) larger amount of salaries, bonuses and social security charges for Ps. 1.9 million; and (iv) higher charges for taxes, rates and contributions of Ps. 0.6 million principally as a result of a higher charge for tax on financial transactions.

Credit Cards Administrative expenses recorded an increase of Ps. 11.4 million from Ps. 14.9 million in fiscal year 2005 to Ps 26.3 million in year 2006 principally resulting from: (i) larger amount of salaries, bonuses and social security charges for Ps. 5.9 million; (ii) increase in fee expenses and services for Ps. 2.4 million; and (iii) larger expenses for taxes, rates and contributions of Ps. 1.3 million and rent expenses, insurances, depreciations and others of Ps. 1.6 million due to the opening of new branches.

Other Administrative expenses did not vary significantly with an equal charge of Ps. 0.04 million in fiscal year 2005 and Ps. 0.1 millon in 2006.

Total Administrative Expenses, as a percentage of total revenues, increased from 13.8% during fiscal year 2005 to 14.6% in year 2006. Leases and Services Administrative expenses, as a percentage of revenues from Leases and Services, increased from 10.2% to 12.2% during fiscal year 2006. Credit Cards Administrative expenses, as a percentage of revenues from Credit Cards, decreased from 23.1% to 21.4% during year 2006. Other Administrative expenses, as a percentage of revenues from Other, decreased from 30% to 0.6% in fiscal year 2006.

	Fiscal years ended June 30,
	2006	2005
	(Thousand Ps.)
Leases and Services	(26,279.6)	(16,948.4)
Credit cards	(26,349.1)	(14,890.5)
Others	(144.4)	(36.4)
Eliminations	0.0	0.0

Total Administrative Expenses	(52,773.1)	(31,875.3)

Net income in Credit Card Trusts. Net income generated from Tarjeta Shopping trusts experienced an increase of Ps. 2.2 million, from a gain of Ps. 0.4 million for the fiscal year 2005 to a gain of Ps. 2.6 million for the fiscal year 2006.

Operating income. In line with the above-mentioned factors, the operating income recorded an increase of Ps. 58.1 from Ps. 81.4 million in fiscal year 2005 to Ps. 128.7 million in fiscal year 2006.

ALTO PALERMO S.A. (APSA)

Total operating income measured on total revenues, increased from 35.4% during fiscal year 2005 to 35.6% in 2006. Leases and services operating income measured on revenues from Leases and Services increased from 41.4% to 45.5% in fiscal year 2006.

Credit Cards operating income/loss, measured on revenues from Credit Cards, decreased from 18.8% to 18.6% in fiscal year 2006. The Other operating income/loss, measured on revenues from Others incresed from (305.0%) to 30.1% in fiscal year 2006.

	Fiscal years ended June 30,
	2006	2005
	(Thousand Ps.)
Leases and Services	98,173.5	68,644.5
Credit cards	22,811.5	12,120.4
Others	7,041.6	(370.4)
Eliminations	708.1	1,026.3

Total Operating Income	128,734.8	81,420.8

Net loss on equity investments. Net less from our interests in other subsidiaries did not experience any variations, which amounted to Ps. 0.7 million during fiscal year 2005 and 2006. Net loss corresponds to our 50% interest in E-Commerce Latina S.A.

Amortization of goodwill. The result due to amortization of goodwill has not recorded changes between fiscal year 2006 and 2005 as in both periods the amount was Ps. 4.8 million. Such amount represents principally , the amortization of the goodwill generated by the acquisition of Shopping Alto Palermo S.A., FIBESA and Tarshop S.A.

Financial results net. Financial results net decreased by Ps. 18.0 million, going from an income of Ps. 2.4 million during fiscal year 2005 to a loss of Ps. 15.6 million in year 2006.

Financial results generated by assets decreased in Ps 0.6 million, from an income of Ps. 18.2 million in year 2005 to an income of Ps. 17.6 million in year 2006, principally due to a higher recovery recorded during fiscal year 2005 in the allowance for impairment of long-lived assets of Ps. 3.6 millons, partially offset by: (i) an increase of Ps. 1.5 million from allocating funds; (ii) an increase of Ps. 0.9 million from exchange differences; and (iii) higher interest income of Ps. 0.7 million.

The financial results generated by liabilities increased of Ps.17.4 million undergoing a Ps.15.8 million losses during the fiscal year 2005 to a Ps.33.2 million losses during the fiscal year 2006. This variation is mainly due to: (i) a higher charge per interests with related companies to Ps.12.8 million basically generated by the peso depreciation with regard to the dollar, 6.9%. This depreciation negatively affects our debt in dollars corresponding to the convertible negotiable obligations, whose major holding is possessed by our main Shareholders; (ii) positive result inexistence for Ps. 5.2 million as a consequence of the derivative instrument cancellation and Ps.2.2 million originated in the advanced cancellation of financial loans recorded in the fiscal year 2005, partially compensated by, a less charge due to financing expenditures of Ps.5.2 million due to a less debt from the debt re-structuring during the previous fiscal year.

ALTO PALERMO S.A. (APSA)

Other income and expenses. The negative result originated from other income and expenses increases of Ps.2.4 million from 7.4 million during the fiscal year 2005 to Ps.9.8 million during the fiscal year 2006 mainly due to: (i) a charge of Ps.7.5 million generated by the expenditure prevision to be recovered considered non-collectable, partially compensated by (ii) a positive result of Ps.2.4 million generated by the accelerated amount due to the income for attendance from our subsidiary Mendoza Plaza Shopping; (iii) a decrease of Ps.1.5 million in the charge of donations and, (iv) a decrease in the charge of Ps. 1.1 million of Tax on personal assets of shareholders based on Directors decisions.

Income before taxes and minority interest. As a result of the issues described, income before taxes and minority interest recorded an increase of Ps. 27.0 million from Ps. 70.9 million during fiscal year 2005 to Ps. 97.9 million during year 2006.

Income tax. The charge for income tax recorded an increase of Ps. 14.8 million, from Ps. 33.6 million in fiscal year 2005 to Ps. 48.5 million during year 2006. The effective rate for fiscal year 2006 was 49% and 47% for year 2005. The difference with respect to the legal rate is mainly originated due to amortizations and depreciations. We would mention that for the purpose of determining the charge for income tax the deferred tax method was applied, thus reflecting the effects of the temporary difference between measurements of accounting and tax assets and liabilities, and the capitalization of tax losses. This is the reason why the amount shown as income tax does not exclusively represent the amount payable, but it reflects the recording of the income on the basis of the accounting accrual.

Minority Interest. The loss for minority interest increased in Ps. 0.8 million, from a loss of Ps. 4.0 million during fiscal year 2005 to a loss of Ps. 4.8 million in year 2006.

Net Income

Consequently, in line with the above-mentioned issues, net income increased in Ps. 11.4 million, from Ps. 33.3 million in fiscal year 2005 to Ps. 44.7 million in year 2006.

7. Other Outstanding Events including situations subsequent to year-end

Signature of the shared service contract with IRSA Inversiones and Representaciones Sociedad Anónima and CRESUD S.A.C.I.F. y A.

Taking into account that APSA as well as IRSA Inversiones y Representaciones Sociedad Anónima and CRESUD SA.C.I.F. y A. (jointly “the Parties”) all have operating areas with certain similar features, the Board of Directors has considered it convenient to reduce certain fixed costs of their activities by making good use and optimizing each companies´ individual efficiencies in the different areas of their operating administrations.

ALTO PALERMO S.A. (APSA)

To such extent, we are running a pilot test aiming at a partial operating integration in different areas, for which we entered into an Operating Services Interchange Contract on a payment basis that relates work performed by one or more of the Parties to the benefit of one or all, to be invoiced and payable primarily by means of a compensation due to a rendering of service in any of the areas, and secondary, in case of a difference between the value of the services rendered, in money, among the companies involved in the integration, that will be effective for 24 months renewable for an equal term unless there is an avoidance notified by any of the Parties.

The Parties maintain a total independence of their strategic and business decisions, without considering the existence of the integration. The allocation of costs and benefits is based on operating efficiency and equity, without pursuing individual economic benefits for any of the Parties.

Mr. Alejandro Gustavo Elsztain has been General Coordinator, and Mr. Gabriel Adolfo Gregorio Reznik, a member of the Company’s Audit Committee, has been named Manager on behalf of the individual Company.

Systems migration

In the next year we are planning for a systems migration which will involve integrating the various existing interfaces and processes within the Company. This improvement will lead to a more flexible, efficient and agile organization, that will be able to respond to the requirements of the business, as well as enabling greater competitiveness throughout the organization. Furthermore, the strategy for integration will make it possible to automate, standarize and formalize processes, which will help us to align with the requirements of the SEC and particularly with the Sarbanes-Oxley Law.

Revenue of the Alcorta Plaza Plot of land

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of USD 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located at San Martín 338, 344, 350 and 360 and Florida 343 and 347 of the Autonomous City of Buenos Aires. The mortgage amounted to USD 4.4 million. The terms and conditions of payment agreed were determined in four installments of USD 1.9 million and 7.5% annual interest on the balance, the first installment to be due at the date of the preliminary revenues contract and the next ones to be paid annually as from July 2006. The first two installments have been collected at the date of these financial statements.

Acquisition – Cordoba Shopping

On July 7, 2006 the Company has entered into an agreement with Grupo Roggio by which a process started that –subject to a previous due diligence- will finalize with the transference to Alto Palermo S.A. (APSA) of the totality of Empalme S.A. shares, the latter being the owner of Córdoba Shopping Villa Cabrera.

ALTO PALERMO S.A. (APSA)

We would also mention that Córdoba Shopping Villa Cabrera is a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the City of Córdoba.

Should this operation be successfully completed, being subject to specific conditions and to the conformity of the National Commission for the Defence of Competitiveness, the investment will be for Alto Palermo S.A. (APSA) a significant growth opportunity in the Shopping Centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

Acquisition of real estate

On June 29, 2006 Alto Palermo S.A. (APSA) acquired by signing the pertinent deed with Philips Argentina S.A. a plot of land identified as Lot 16th, in line with the private measurement map with fractioning M 265-2005, with all things therein built and adhered to the soil, located in the Northern Area of the city, facing the streets and numbers that follows: Arias No 4005, Posta No 4789 and No 4799, and Pico No 4053, covering 28,740 square meters of surface area. The transaction price was established in USD 17.8 million which has been totally cancelled at the time the deed title was subscribed.

Garage acquisition

On September 1, 2006 the Company entered into a contract for constructing and purchasing garages that will be located in the building close to the Paseo Alcorta Shopping Center, covering 12,000 square meters, approximately, of surface area. This operation is subject to obtaining the approval by the Government of the City of Buenos Aires. The revenues price of the units was fixed as follows: (i) the amount of USD 1.9 million (fixed price), plus (ii) the cost of building the garages. As guarantee for the operation, APSA has transferred the amount of the fixed price to an escrow account under the name of both parties.

8. Board of Directors

We are managed by a Board of Directors. Our bylaws establish that our Board of Directors may be composed of eight to twelve directors and eight to twelve alternate directors. Each director and alternate director is elected for a three-year term by our shareholders by a majority vote at a general ordinary shareholders’ meeting. The directors and alternate directors may be reelected indefinitely.

Currently our Board of Directors is comprised of 10 directors and 6 alternate directors. The alternate directors will only have a role when they are called to replace any director in case of absence, vacancy or death, until a new director is appointed.

ALTO PALERMO S.A. (APSA)

Our current Directors are as follows:

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since

Eduardo S. Elsztain	01/26/1960	Chairman	2003	2006	1994
Saúl Zang	12/30/1945	Executive Vice-Chairman	2003	2006	2003
Alejandro G. Elsztain	03/31/1966	Executive Vice-Chairman	2003	2006	2003
Daniel R. Elsztain	12/22/1972	Director	2004	2007	2004
Abraham Perelman	04/04/1941	Director	2003	2006	2003
Hernán Büchi Buc	03/06/1949	Director	2003	2006	1996
Fernando A. Elsztain	01/04/1961	Director	2003	2006	1998
Gabriel A.G. Reznik	11/18/1958	Director	2004	2007	2004
José Said Saffie	04/17/1930	Director	2003	2006	1998
Andrés Olivos	05/14/1958	Director	2003	2006	2003
David A. Perednik	11/15/1957	Alternate Director	2003	2006	2003
José D. Eluchans Urenda	08/06/1953	Alternate Director	2003	2006	1998
Leonardo F. Fernández	06/30/1967	Alternate Director	2003	2006	1996
Juan M. Quintana	02/11/1966	Alternate Director	2003	2006	1998
Juan C. Quintana Terán	06/11/1937	Alternate Director	2003	2006	1994
Raimundo Valenzuela Lang	05/21/1960	Alternate Director	2003	2006	1998

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Accounting at the University of Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Consultores Asset Management S.A. He is Chairman of the Board of Directors of IRSA, SAPSA, Consultores Asset Management S.A., and Cresud S.A.C.I.F. y A.; Vice-Chairman of Banco Hipotecario S.A. among others. Mr. Eduardo S. Elsztain is the brother of Executive Director, Alejandro G. Elsztain and of our Director Daniel R. Elsztain and is the cousin of the Director, Fernando A. Elsztain.

Saúl Zang. Mr. Zang obtained a degree in Law at the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founder partner at the law firm Zang, Bergel & Viñes. He is Vice Chairman of the Board of Directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the Board of Directors of ERSA S.A., Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A. and Alternate Director of the Board Directors of SAPSA.

ALTO PALERMO S.A. (APSA)

Alejandro G. Elsztain. Mr. Elsztain is an Agricultural Scientist, degree awarded by the University of Buenos Aires. He is currently Chairman of Tarshop, Brasil Agro and ERSA, Director of Altocity S.A. and Second Vice-Chairman of IRSA and Cresud S.A.C.I.F.y A. Alejandro G. Elsztain is a brother of the Chairman of the Board of Directors, Mr. Eduardo S. Elsztain and of the Director Daniel R. Elsztain and cousin of the Director Fernando A. Elsztain.

Daniel R. Elsztain. Mr. Elsztain graduated in Economic Sciences at the Torcuato Di Tella University and has a Master in Business Administration. He has been the Company’s Chief Commercial Officer since 1998. Mr. Elsztain is a brother of the Chairman of the Board of Directors Mr. Eduardo S. Elsztain, of the Executive Director Mr. Alejandro G. Elsztain, and cousin of the Director Fernando A. Elsztain.

Abraham Perelman. Mr. Perelman graduated in Economic Sciences at the University of Buenos Aires. During the last thirty years he was a Director of several outstanding companies in areas such as communications, electronics, aviation, farm technology, public services and art. He also was Chairman of ISREX Argentina S.A. At present he is a Director of Guanaco Mining Co.

Hernán Büchi Buc. Mr. Büchi obtained a degree in Civil Engineering at the University of Chile and a Master’s Degree in economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a Director of SQM and Madeco.

Fernando A. Elsztain. Mr. Elsztain studied Architecture at the University of Buenos Aires. He has been the Chief Commercial Officer of IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate Company. He is a Director of IRSA, and Baldovinos S.A.; and Alternate Director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is the cousin of our Chairman, Eduardo S. Elsztain and is the cousin of our Executive Vice Chairman Alejandro G. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from the University of Buenos Aires. He has been working for IRSA from 1992 to May 2005. He formerly worked for an independent construction company in Argentina. He is an Alternate Director of Cresud S.A.C.I.F. y A. and Banco Hipotecario S.A., and Alternate Director of ERSA, FIBESA and Tarshop S.A., among others.

José Said Saffie. Mr. Said obtained a degree in Law at the University of Chile. He is the Chairman of Banco BBVA of Chile and Parque Arauco; and Director of the Association of “Bancos e Instituciones Financieras A.G.”

Andrés Olivos. Mr. Olivos graduated as a Commercial Engineer from the University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A. and is Chairman of Parque Arauco Argentina S.A.

ALTO PALERMO S.A. (APSA)

David A. Perednik. Mr. Perednik graduated as a Public Accountant from the University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as Finance Director from 1986 to 1997. Earlier he worked as a Senior Consultant in the Administration and Systems management of Deloitte & Touche from 1983 until 1986. At present he works as Administrative Director of Cresud S.A.C.I.F.y A. and IRSA .

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in Law at the Pontificia Universidad Católica de Chile. He is a partner of the Chilean law firm Eluchans and is a permanent Advisor to Parque Arauco’s Board of Directors and an Advisor to Banco BHIF’s Board of Directors.

Leonardo F. Fernández. Mr. Fernández obtained a degree in Law at the University of Buenos Aires. He serves as an Alternate Director on the Board of Directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Juan M. Quintana. Mr. Quintana obtained a degree in Law at the University of Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a Director of SAPSA and an Alternate Director of Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Terán.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in Law from the University of Buenos Aires. He is a Consultant of the law firm Zang, Bergel & Viñes. He has been Chairman and Judge of the National Court of Appeals of the City of Buenos Aires dealing in Commercial Matters. He is an Alternate Director of Cresud S.A.C.I.F. y A. . Mr. Juan C. Quintana Terán is the father of our Alternate Director Mr. Juan M. Quintana.

Raimundo Valenzuela Lang. Mr. Valenzuela Lang obtained a degree in Commercial Engineering at the Pontificia Universidad Católica de Chile and received a master’s degree in Business Administration at the Wharton School of the University of Pennsylvania. Currently, he is a partner at R&R Wine Ltda. and Inmobiliaria Estrella del Sur Ltda. He is a Director of Parque Arauco S.A.

Directors Eduardo S. Elsztain, Hernán Büchi Buc, Alejandro Elsztain, Fernando A. Elsztain, José Said Saffie, Saúl Zang, Daniel R. Elsztain, David A. Perednik, José Eluchans Urenda, Leonardo F. Fernandez, Juan M. Quintana, Juan C. Quintana Terán, Raimundo Valenzuela Lang and Andrés Olivos are not of an independent nature, under the terms of CNV Resolution Nr. 400. Directors Abraham Perelman and Gabriel A. G. Reznik are of an independent nature.

We do not have any employment contracts with our Directors.

Compensation to the Members of the Board of Directors

The Law of Corporations No. 19,550 establishes that if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in our bylaws, it should be determined by the Shareholders Meeting. The maximum amount of total compensation of the members of the Board of Directors and the Supervisory Committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

ALTO PALERMO S.A. (APSA)

That amount should be limited to 5% when there is no distribution of dividends to Shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and surveillance committee compensation shall not be taken into account.

When one or more Directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the Shareholders Meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our Directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the Directors perform technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered by the Shareholders Meeting.

We have not established share option plans, nor retirement, or pension benefits or any other such remuneration system for our Directors except those described.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an Executive Committee consisting of four directors, including the Chairman and Vice-Chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain and Fernando Elsztain.

The Executive Committee is responsible for the management of the day-to-day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the Executive Committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

ALTO PALERMO S.A. (APSA)

Audit Committee

In accordance with the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nr. 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, our Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On May 27, 2004, the Board of Directors officially notified of the setting up and staffing of the Audit Committee foreseen by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002, appointing to that end as Directors Messrs. Abraham Perelman (independent), Gabriel Adolfo Gregorio Reznik (independent) and Andrés Olivos (not independent).

On the other hand, the NASDAQ standards establish that as of July 31, 2005, foreign companies with securities listed in the United States of America should have an Audit Committee, the members of which should all be independent Directors. To such extent, the Company has decided to designate an independent Director as soon as an appropriate replacement for the position could be found.

Supervisory Committee

The Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the by-laws and the resolutions adopted at Shareholders’ Meetings.

The members of the Supervisory Committee are appointed at the Annual General Ordinary Shareholders’ Meeting for a term of one year.

The Supervisory Committee is comprised by three Syndics and three Alternative Syndics. All the members of the Supervisory Committee are of an independent nature, under the terms of CNV Resolution Nr. 400 and, notwithstanding the above, shall have rendered remunerated professional assistance in connection with companies of the type encompassed by section 33 of the Company Law.

ALTO PALERMO S.A. (APSA)

The following schedule includes information about our Supervisory Committee members elected in the Annual Shareholders´ Meeting held on November 29, 2005:

Name	Date of born	Charge	Antiquity in charge
José D. Abelovich	07/20/1956	Syndic	2005
Fabián Cainzos	11/071966	Syndic	2005
Marcelo H. Fuxman	11/30/1955	Syndic	2005
Roberto Murmis	04/07/1959	Alternative Syndic	2005
María Marta Anzizar	09/24/1960	Alternative Syndic	2005
María Mercedes Premrou	07/25/1965	Alternative Syndic	2005

The following is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in Accounting from the University of Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a Public Accounting firm of Argentina. Formerly, he has been a Manager of Harteneck, López y Cía/ member firm of Coopers & Lybrant Price Waterhouse and has served as a Senior Advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the University of Buenos Aires. Currently, he is Senior associate of the Law firm Basílico, Fernández Madero & Duggan.

Roberto Murmis. Mr. Murmis obtained the degree of Accountant at Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados / SC International. He has worked as a Public Income Secretariat consultant. He is also a member of the SAPSA Supervisory Committee, Futuros y Opciones S.A. and of the Llao Llao Resorts S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in Accounting from the University of Buenos Aires. He is a partner of SC International / Abelovich, Polano y Asociados, a Public Accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, SAPSA and Inversora Bolívar.

María Marta Anzizar. Ms. Anzizar obtained the degree of Accountant at Universidad de Buenos Aires. She works as a manager of Abelovich, Polano / Asociados/ SC International, an Argentine Accountants´ s Company.

María Mercedes Premrou. Ms. Premrou obtained the degree of Lawyer at Universidad Católica Argentina. She is a founder member of Cainzos, Fernández & Premrou and she is a member of the Dinan S.A. Supervisory Committee.

Code of Ethics

The Code of Ethics became effective on July 31, 2005 and has the purpose of providing a large series of guidelines on the accepted individual or corporate behavior. Such code is applicable to Directors, Managers and personnel of Alto Palermo S.A. (APSA) and subsidiaries. The Code of Ethics that governs our activitity, complying with the regulations effective in the countries in which we operate, can be seen in our web page in www.apsacc.com.ar.

ALTO PALERMO S.A. (APSA)

9. Dividend Policy

Under Argentine legislation, the distribution and payment of dividends to Shareholders is valid only if they arise from liquid realized results of the company as determined from annual financial statements approved by the Shareholders. The approval, amount and payment of dividends are subject to the approval of our Shareholders at our Annual General Meeting. Dividend approval requires the affirmative vote of most of the shares with voting rights at the Annual General Meeting.

In accordance with Argentine law and our bylaws - section 29, liquidated and realized profits for each fiscal year are distributed as follows: (i) 5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock; (ii) an amount determined by the Ordinary Annual General Meeting of Shareholders must be allocated for the remuneration of our Board and the members of the Surveillance Committee: (iii) the dividend due on ordinary or preferred shares, or other amounts, may be allocated to free reserves, provisions or can be carried over to a new period of account, or dealt with in the manner resolved by the Company at the Ordinary Annual General Meeting of Shareholders. The legal reserve will not be distributed among the Shareholders. Dividends shall be distributed proportionately to the number of ordinary shares held by each shareholder.

Due to the loss generated during the fiscal year ended on June 30, 2001 and 2002, we did not pay dividends corresponding to that years.

Likewise, the Board of Directors proposed to the Ordinary Shareholders Meeting, which was held on October 31, 2003, the distribution of a cash dividend for up to Ps. 10.0 million or Ps. 0.014 per share.

Due to a proposal of the Board of Directors, on November 17, 2004 the Company brought before the shareholders the dividend in cash approved by the Ordinary and Extraordinary Meeting of Shareholders of Alto Palermo S.A. (APSA) held on October 22, 2004. The dividend approved is of Ps. 17.9 million (Ps. 0.22964 per share face value Ps. 1.00 or Ps. 0.9186 per ADR).

Following the Directory´ s suggestion, on November 29th, 2005, the dividend payment in cash of Ps.0.037159 per share of VPs.N1.00 or Ps.0.148636 for ADR was approved. The whole payment amounted to Ps.29 million.

The Board of Directors specifically states that it has not yet finished analyzing eventual proposals to the shareholders in respect of the issues mentioned in article 62 of the Quotation Rules, point n), relating to a possible appropriation of dividends in cash and/or capitalization of earnings, of monetary adjustments and/or other items.

ALTO PALERMO S.A. (APSA)

The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated.

Year Declared	Amount paid (Million of Pesos)	Payment Common Shares (Ps.)
2001	—	—
2002	—	—
2003	10	0.01415
2004	17.9	0.022946
2005	29.0	0.037159

10.	Price history

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires under the trading symbol “APSA”. The shares began trading on the Bolsa de Comercio de Buenos Aires on March 26, 1996. The following table shows, for the financial periods indicated, the high and low closing revenues price of the common shares on the Bolsa de Comercio de Buenos Aires.

	Pesos per share
	High	Low
Fiscal Year
2006	0.780	0.377
2005	0.770	0.560
2004	0.810	0.470
2003	0.500	0.088
2002	0.275	0.088

2006
4th quarter	0.680	0.545
3rd quarter	0.705	0.625
2nd quarter	0.701	0.616
1st quarter	0.686	0.552

2005
4th quarter	0.740	0.600
3rd quarter	0.870	0.555
2nd quarter	0.626	0.401
1st quarter	0.418	0.302

2004
4th quarter	0.630	0.500
3rd quarter	0.422	0.305
2nd quarter	0.365	0.311
1st quarter	0.448	0.328

2006
January	0.705	0.650
February	0.680	0.660
March	0.680	0.625
April	0.680	0.625
May	0.650	0.545
June	0.670	0.595
July	0.687	0.675
August	0.705	0.687

Source: Bloomberg

ALTO PALERMO S.A. (APSA)

Price history of our stock on NASDAQ

Each APSA’s American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADSs Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing revenue prices of our ADSs on the NASDAQ.

	U.S. dollar per ADS
	High	Low
Fiscal Year
2006	10.25	7.59
2005	13.14	3.42
2004	8.60	3.75
2003	7.00	3.40
2002	4.24	1.50

Fiscal Year
2006
4th quarter	9.35	7.88
3rd quarter	9.58	7.80
2nd quarter	9.90	8.05
1st quarter	10.25	7.59

2005
4th quarter	11.50	8.15
3rd quarter	13.14	7.19
2nd quarter	8.15	5.11
1st quarter	5.32	3.42

2004
4th quarter	8.60	5.60
3rd quarter	5.83	3.75
2nd quarter	5.47	4.18
1st quarter	7.10	5.04

2006
January	9.58	7.80
February	9.29	8.01
March	9.30	8.10
April	8.80	7.88
May	8.87	8.25
June	9.35	8.00
July	8.70	7.95
August	9.25	8.00

Source: Bloomberg

ALTO PALERMO S.A. (APSA)

11.	Company Plans for the coming fiscal year and commercial strategy

Under the administration of President Kirchner, Argentina has continued along the path to growth and economic stability, although social cohesions has deteriorated. We are closely following developments in relation to the structural reforms that are still pending, and trust that the current government will have the will and the capacity to carry them out.

We believe that this is a favorable time to continue expanding our operations in the City of Buenos Aires, in Greater Buenos Aires and in all the provinces as well.

We have the privilege of being one of the few Argentine companies with a sound financial structure, a responsibility that obliges us to plan for the future. The situation is undoubtedly favorable, and the achieving of our objectives will require us to excel once again. Now is the time to plan and carry out the enormous number of new projects that we have in mind.

We are convinced that the efforts made so far have not been in vain. Day after day we observe the fruit of the strategic decisions taken in the past. We look forward with optimism because we foresee a suitable framework for the development of new businesses, which will in effect be our contribution to the consolidation of the Argentine economy.

Commercial strategy

We rely on three fundaments for our growth:

1 - The development of our tenants constitutes the present and future of our business. A significant portion of our efforts is devoted to providing better services through training, advisory services, conferences and seminars, encouraging a greater commitment by them to our Company.

2 - We plan for the development of each shopping center to take place individually, so that each one can become identified with its target customers. We aim to make each shopping center a place that reflects the likes and interests of our public. We seek to create an environment in which their various needs can be satisfied, achieving loyalty through better services.

3 - A commitment toward the surroundings and the community. Our Shopping Centers contribute actively toward the improvement and revaluation of the neighborhoods in which they are situated. We build venues that contribute to the urban development of the city and recover significant traditions.

During the coming year we plan to:

For the coming fiscal year we are planning to increase our cash flow, income, and asset value with the following strategies:

•	Develop new Shopping Centers in strategic markets with high potential for growth. In this respect, we plan to expand and gain foothold in the interior of the country, in particular in densely populated provinces.

ALTO PALERMO S.A. (APSA)

•	Offer a broad range of commercial offerings, in line with the latest trends. We are aware of the fact that faced with a variety of offerings, people are very selective when choosing where to shop and spend part of their leisure time. Therefore, we wish to offer more: more activities, more promotions and more entertainment, with a focus on meeting the requirements of a demanding customer base.

•	Continue developing brand recognition and consumer loyalty for our Shopping Centers through events and other methods aimed at differentiating our Shopping Centers from those of our competitors.

•	Continue to develop our credit card business to facilitate purchases of goods and services at our Shopping Centers and enhance the offerings to other stores outside our shopping centers.

•	Continue enhancing the facilities devoted to entertainment, food and other amenities in order to promote longer and more frequent visits by our consumers.

•	Achieve a significant operating synergy, economies of scale and reduction of costs through consolidated management of our Shopping Centers.

•	Continue attracting tourists to our Shopping Centers.

•	Continue training our tenants in business areas trough seminars and conferences.

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of and for the year

ended June 30, 2006

compared with the previous fiscal year

Fiscal year No.116 beginning July 1, 2005

Expressed in Argentine Pesos (See Note 1 to the Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	61.54%

CAPITAL COMPOSITION (Note 4 to the financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	781,962,632	78,196,263	78,196,263

Saúl Zang Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2006 and 2005

	06.30.06 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	38,222,036	24,961,116
Investments ( Note 4.b)	32,250,484	41,712,702
Accounts receivable, net (Note 4.d)	104,312,709	56,195,415
Other receivables, net (Note 4.e)	30,929,095	32,075,756
Inventory (Note 4.f)	7,989,246	888,118

Total Current Assets	213,703,570	155,833,107

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	32,539,707	7,698,839
Other receivables, net (Note 4.e)	13,254,535	11,402,424
Inventory (Note 4.f)	—	18,048,447
Fixed assets, net (Note 4.g)	912,795,140	949,137,110
Investments, net (Note 4.c)	129,474	808,355
Other investments (Note 4.b)	167,842,865	83,704,637
Intangible assets, net (Note 4.h)	3,222,276	4,385,229

Subtotal Non-Current Assets	1,129,783,997	1,075,185,041

Goodwill, net (Note 4.i)	11,557,921	16,876,670

Total Non Current Assets	1,141,341,918	1,092,061,711

Total Assets	1,355,045,488	1,247,894,818

	06.30.06 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	101,949,564	49,992,145
Short-term debt (Note 4.k)	90,816,638	56,417,505
Salaries and social security payable (Note 4.l)	10,885,364	8,443,939
Taxes payable (Note 4.m)	23,761,968	10,994,872
Customer advances (Note 4.n)	48,052,765	36,306,564
Related parties (Note 5)	6,383,668	3,760,530
Dividends payable (Note 5)	—	39,000
Other liabilities (Note 4.o)	11,200,163	10,575,022

Total Debts	293,050,130	176,529,577

Provisions (Note 4.p)	506,714	2,032,500

Total Current Liabilities	293,556,844	178,562,077

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	1,010,150	1,870,602
Long-term debt (Note 4.k)	145,853,844	175,139,901
Taxes payable (Note 4.m)	13,707,025	8,463,670
Customer advances (Note 4.n)	41,535,275	39,264,344
Related parties (Note 5)	925,800	1,732,200
Other liabilities (Note 4.o)	10,959,031	13,829,834

Total debts	213,991,125	240,300,551

Provisions (Note 4.p)	10,667,309	10,606,121

Total Non-Current Liabilities	224,658,434	250,906,672

Total Liabilities	518,215,278	429,468,749

Minority interest	29,989,705	27,418,496

SHAREHOLDERS´ EQUITY	806,840,505	791,007,573

Total Liabilities and Shareholders´ Equity	1,355,045,488	1,247,894,818

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	06.30.06 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
Revenues:
Leases and services	214,969,218	165,477,914
Credit card operations	122,968,616	64,557,977
Other	23,418,079	121,430

Total revenues	361,355,913	230,157,321

Costs:
Leases and services	(76,634,274)	(69,203,911)
Credit card operations	(43,933,220)	(23,101,868)
Other	(18,802,284)	(204,587)

Total costs	(139,369,778)	(92,510,366)

Gross profit (loss):
Leases and services	138,334,944	96,274,003
Credit card operations	79,035,396	41,456,109
Other	4,615,795	(83,157)

Total gross profit	221,986,135	137,646,955

Selling expenses	(46,600,926)	(24,774,356)
Administrative expenses	(52,773,070)	(31,875,300)
Net income in credit card trust	2,625,001	423,508
Results from valuation of inventories at fair market value	3,497,632	—

Subtotal	(93,251,363)	(56,226,148)

Operating income	128,734,772	81,420,807

Net loss on equity investments (Note 5)	(678,881)	(706,619)

Amortization of goodwill	(4,739,675)	(4,826,798)

Financial gain generated by assets:
Recovery of impairment of long – lived assets	9,498,756	13,093,117
Interest income	3,368,165	2,712,797
Other interest	904,340	1,031,665
Interest earned by financial collocations	2,343,861	817,259
Mortgage loans interest (Torres de Abasto)	186,333	215,155
Exchange differences	1,251,757	350,766
Interest income from related parties (Note 5)	15,185	5,328

Subtotal	17,568,397	18,226,087

Financial (loss) gain generated by liabilities:
Gain from derivative instruments	—	5,222,271
Interest expense	(6,528,961)	(11,726,806)
Gain on early redemption of loans	—	2,204,857
Exchange differences, net	(1,791,724)	378,601
Interest and exchange differences with related parties (Note 5)	(24,074,526)	(11,041,384)
Other interests	(497,863)	(374,954)
Loss on early redemption of senior notes	—	(213,228)
Tax interest	(309,189)	(264,244)

Subtotal	(33,202,263)	(15,814,887)

Financial results, net	(15,633,866)	2,411,200

Other income and expenses, net (Note 4.q.)	(9,761,768)	(7,381,960)

Income before taxes and minority interest	97,920,582	70,916,630

Income tax	(48,457,137)	(33,615,874)
Minority interest	(4,784,413)	(4,045,356)

Net income	44,679,032	33,255,400

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	06.30.06 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	49,714,480	68,296,467
Cash and cash equivalents as of the end of the year	56,404,655	49,714,480

Net increase (decrease) in cash and cash equivalents	6,690,175	(18,581,987)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	44,679,032	33,255,400
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	14,519,156	(4,273,706)
Gain on early redemption of loans	—	(1,853,639)
Depreciation of fixed assets	62,556,361	58,264,956
Recovery of impairment of long-lived assets	(9,498,756)	(13,093,117)
Amortization of impairment of fixed assets	(120,999)	(599,480)
Amortization of impairment of intangible assets	(152,162)	(104,458)
Amortization of intangible assets	1,551,004	1,045,725
Amortization of goodwill	4,739,675	4,826,798
Provision for donations	2,500,000	3,960,000
Doubtful recoverable expenses	7,530,718	—
Charge of provision for contingencies	1,196,458	2,022,505
Charge of allowance for doubtful accounts	10,897,353	2,883,259
Gain from valuing of inventories at fair market value	(3,497,632)	—
Net loss in credit card trust	882,782	1,047,546
Loss on early redemption of senior notes	—	213,228
Provision for directors´ fees	7,802,706	5,012,416
Accrual for leases advances	(2,427,718)	—
Net loss on equity investments	678,881	706,619
Minority interest	4,784,413	4,045,356
Gain from revenue of real estate	70,512	—
Income tax	48,457,137	33,615,874
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable	(78,447,914)	(46,410,340)
Increase in other receivables and prepaid expenses	(5,964,490)	(11,972,767)
Increase in intangible assets	(49,638)	(2,023,323)
Decrease (increase) in inventory	18,066,785	(111,108)
Increase in trade accounts payable	51,054,057	15,265,076
Increase in customer advances	14,017,132	25,367,124
Decrease in taxes payable	(16,387,507)	(6,693,227)
Increase in salaries and social security payable	2,441,425	2,497,217
(Decrease) increase in provision for contingencies	(2,661,056)	347,348
Decrease in other liabilities	(10,120,650)	(7,089,728)
Increase in due to related parties	2,611,646	2,100,558
Increase (Decrease) in accrued interest	2,290,873	(7,151,518)

Net cash provided by operating activities	173,999,584	95,100,594

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(33,594,896)	(50,607,966)
Guarantee deposit	(8,610,000)	—
Payment for acquisition of subsidiary company, net of cash acquired	—	(4,163,271)
Minority interest purchase	(163,952)	—
Increase in investments	(23,785,702)	(6,024,728)
Loans granted to related parties	(375,000)	—
Acquisition of land reserve	(61,312,261)	(680,941)
Revenue of real estate	484,800	—

Net cash used in investing activities	(127,357,011)	(61,476,906)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of short-term and long-term debt	(41,954,440)	(126,368,358)
Payment of dividends	(29,000,000)	(17,895,663)
Collection of swap	—	15,840,364
Dividends paid by subsidiaries to minority shareholders	(39,000)	(523,678)
Payments of loans received from related parties	(765,000)	(6,925,340)
Payment to Minority Shareholders for capital decrease of subsidiaries	(1,470,178)	—
Advance in current account	29,426,054	—
Debt cancellation for company purchase	(5,149,834)	—
Proceeds from short-term debts	9,000,000	83,667,000

Net cash used in financing activities	(39,952,398)	(52,205,675)

Net increase (decrease) in cash and cash equivalents	6,690,175	(18,581,987)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	06.30.06 Ps.	06.30.05 Ps.
Additional information
Cash paid during the year for:
Interest	24,680,120	30,790,090
Income tax	11,094,593	1,417,966

Non-cash activities:
Conversion of unsecured convertible Notes into ordinary shares	153,900	5,274,138
Increase in intangible assets through a decrease in fixed assets	—	2,126,183
Increase in inventory through a decrease in intangible assets	—	18,332
Increase in inventory through a decrease in fixed assets	—	3,311,599
Increase in fixed assets through a decrease in other receivables	—	103,318
Increase in fixed assets through a decrease in long-term investments	—	596,076
Increase in fixed assets through an increase in trade accounts payable	—	925,609
Liquidation of interest in credit card receivables	—	3,348,278
Retained interest in credit card receivables	—	13,976,125
Increase of trust debts securities through a decrease in credit card receivables	—	222,860
Increase in inventory through a decrease in other investments	3,827,433	—
Increase in fixed assets through a decrease in other investments	8,097	—
Increase in other receivables and prepaid expenses through a decrease in fixed assets	71,092	—
Increase in other receivables through a decrease in intangible assets	11,800	—

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	06.30.06 Ps.	06.30.05 Ps.
Acquisitions of subsidiary company:

Accounts receivable	—	1,489,784
Other receivables and prepaid expenses	—	4,761,320
Fixed assets	—	86,931,150
Intangible assets	—	12,034
Trade accounts payable	—	(982,744)
Customer advances	—	(3,325,215)
Short-term and long-term debt	—	(38,177,589)
Related parties	—	(3,133,200)
Salaries and social security payable	—	(202,946)
Taxes payable	—	(754,481)
Dividends payable (includes Ps. 75,000 payable to Alto Palermo S.A. (APSA))	—	(300,000)
Other liabilities	—	(16,181,683)
Provisions	—	(4,458,494)

Total net non-cash assets acquired	—	25,677,936

Cash and cash equivalents acquired	—	1,238,417

Total net assets acquired	—	26,916,353

Minority interest	—	(8,397,900)
Equity value before the acquisition	—	(5,087,188)
Higher value of fixed assets acquired	—	1,557,846

Purchase price of acquired subsidiary company	—	14,989,111

Cash and equivalents acquired	—	(1,238,417)
Seller financing	—	(9,587,423)

	—	4,163,271

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

NOTE	1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets at June 30, 2006 and 2005 and the statements of income and cash flows for the fiscal years then ended line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic wholerevenue price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
Company	06.30.06	06.30.05
Emprendimiento Recoleta S.A.	53.684	51	06.30.06
Tarshop S.A.	80	80	06.30.06
Shopping Neuquén S.A.	94.623	94.623	06.30.06
Inversora del Puerto S.A.	99.9917	99.9917	06.30.06
Shopping Alto Palermo S.A.	99.9999	99.9999	06.30.06
Fibesa S.A.	99.9999	99.9999	06.30.06
Mendoza Plaza Shopping S.A. (1)	85.40	85.40	06.30.06
Conil S.A.	50	50	06.30.06

(1)	The Company consolidates with Mendoza Plaza Shopping S.A. as from 10/01/04.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 3: (Continued)

b. Investments

b.1. Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at year-end and time deposits valued at face value plus accrued interest. The participation in Garantizar S.G.R, has been valued at quotation value in force at year end.

b.2. Interest in other companies

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A. The participation in Garantizar S.G.R, has been valued at quotation value in force at year end.

c. Goodwill

It includes the acquisition value of Shopping Center “Alto Palermo Shopping”.

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	06.30.06 Ps.	06.30.05 Ps.
Cash in local currency	1,896,305	1,877,650
Cash in foreign currency	2,164,853	1,839,228
Banks in local currency	19,478,281	6,436,660
Banks in foreign currency	13,038,650	12,702,123
Banks - saving accounts	1,643,947	2,105,455

Total cash and banks	38,222,036	24,961,116

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

b) Other investments:

	06.30.06 Ps.	06.30.05 Ps.
Current
Mutual funds	13,980,801	18,714,676
Retained interests in transferred credit card receivables (i)	10,318,797	10,411,456
Time deposits in local currency	4,201,818	6,038,688
Mortgage bonds issued by Banco Hipotecario S.A. (i) (Note 5)	2,170,258	2,841,985
BONTE 2008 bonds (i)	609,995	—
NOBACS bonds (i)	602,640	—
Trust debt titles (i)	324,325	222,860
BONTE 2006 bonds (i)	41,850	38,478
LEBACS bonds (i)	—	3,444,559

Total	32,250,484	41,712,702

(i)	Not considered as cash equivalent for purpose of the consolidated statements of cash flows.

	06.30.06 Ps.	06.30.05 Ps.
Non current
Land reserve
- General Paz plot of land	59,837,466	—
- Caballito plot of land	36,622,004	31,396,151
- Torres Rosario	16,079,162	19,848,362
- Air Space Supermercado Coto – Agüero 616	13,143,445	11,695,040
- Other real estate	2,347,423	1,508,628
Other investments – Fideicomisos Tarshop S.A.	37,814,171	19,033,596
Garantizar S.G.R.	1,247,080	—
Trust debt titles - Fideicomisos Tarshop S.A.	752,114	222,860

Total	167,842,865	83,704,637

Total other investments	200,093,349	125,417,339

c)	Investments, net:

	06.30.06 Ps.	06.30.05 Ps.
E-Commerce Latina S.A. (Nota 5)	129,474	808,355

Total investments, net	129,474	808,355

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

d) Accounts receivable, net:

	06.30.06 Ps.	06.30.05 Ps.
Current
Tarshop S.A. Credit card receivables	58,284,988	28,836,500
Checks to be deposited	26,154,553	20,318,949
Debtors under legal proceedings	22,635,986	21,752,565
Leases and services receivables	22,152,659	15,652,309
Pass-through expenses receivables	10,013,772	5,108,278
Receivables from the revenue of Alcorta Plaza´s land	5,863,550	—
Notes receivable	2,230,951	1,517,963
Mortgage receivable – Torres Abasto	380,490	353,115
Credit card receivable	30,953	22,963
Less:
Allowance for doubtful accounts	(43,435,193)	(37,367,227)

Total	104,312,709	56,195,415

Non-current
Credit card receivables	21,076,452	7,898,673
Receivables from the revenue of Alcorta Plaza´s land	11,991,670	—
Mortgage receivable – Torres Abasto	578,155	769,385
Notes receivable	226,248	—
Less:
Allowance for doubtful accounts	(1,332,818)	(969,219)

Total	32,539,707	7,698,839

Total accounts receivable, net	136,852,416	63,894,254

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

e) Other receivables, net:

	06.30.06 Ps.	06.30.05 Ps.
Current
Guarantee deposits	9,381,584	275,340
Related parties (Note 5)	6,716,890	2,172,003
Prepaid expenses	4,271,499	4,643,461
Asset tax credits	3,171,734	15,442,360
Prepaid services	2,139,765	1,612,785
Other tax credits	1,691,759	978,871
Credit card trust guarantee funds	1,099,855	4,089,823
Income tax, net	839,624	867,562
Prepaid gross revenues tax	766,949	1,037,331
Other prepaid taxes	401,901	322,220
Other	447,535	634,000

Total	30,929,095	32,075,756

Non-Current
Deferred income tax	5,917,757	7,752,542
Credit Card trust guarantee fund	5,311,549	2,062,490
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	882,620	782,445
Prepaid expenses	306,333	315,250
Value Added Tax (VAT) receivable	266,774	252,438
Asset tax credits	266,113	202,087
Guarantee deposits	274,097	14,235
Other	29,292	20,937

Total	13,254,535	11,402,424

Total other receivables, net	44,183,630	43,478,180

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

f) Inventory:

	06.30.06 Ps.	06.30.05 Ps.
Current
Torres de Rosario	7,325,065	—
Torres de Abasto	312,000	517,599
Rerevenue merchandise	340,707	301,695
Other	11,474	68,824

Total	7,989,246	888,118

Non-Current
Alcorta Plaza	—	18,048,447

Total	—	18,048,447

Total Inventory	7,989,246	18,936,565

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4 : (Continued)

g) Fixed assets, net:

	06.30.06 Ps.	06.30.05 Ps.
Properties:
Shopping Centers:
Alto Palermo	193,512,809	210,822,252
Abasto	188,359,703	195,799,240
Patio Bullrich	109,200,660	115,343,975
Mendoza Plaza Shopping	88,600,799	83,705,820
Alto Avellaneda	86,288,660	98,749,548
Alto Rosario	83,171,324	80,826,675
Paseo Alcorta	62,259,879	65,815,952
Alto NOA	29,016,480	30,883,349
Buenos Aires Design	18,516,645	20,935,251
Facilities	14,169,384	14,026,374
Neuquén project	10,011,851	9,987,019
Other properties	9,301,591	10,289,581
Furniture and fixture	5,142,667	4,728,898
Computer equipment	4,262,913	3,905,347
Leasehold improvements	3,008,528	1,429,132
Software	2,687,482	779,543
Vehicles	75,722	100,963
Financial advance -Rosario-	1,222,672	—

Work in progress:
- Alto Rosario – Museo de los Niños	2,767,603	—
- Patio Bullrich	208,438	258,373
- Tarshop S.A.	—	749,818
- Office improvements	1,009,330	—

Total Fixed assets, net	912,795,140	949,137,110

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

h) Intangible assets, net:

	06.30.06 Ps.	06.30.05 Ps.
Pre-operating expenses	3,045,784	4,158,388
Trademarks	176,492	226,841

Total Intangible assets, net	3,222,276	4,385,229

i) Goodwill, net:

	06.30.06 Ps.	06.30.05 Ps.
- Fibesa S.A.	8,555,254	10,608,513
- Shopping Alto Palermo S.A.	3,078,554	5,541,397
- Tarshop S.A.	484,507	726,760
- Emprendimiento Recoleta S.A.	(560,394)	—

Total Goodwill, net	11,557,921	16,876,670

j) Trade accounts payable:

	06.30.06 Ps.	06.30.05 Ps.
Current
Suppliers	89,923,116	43,733,267
Accruals	10,348,668	5,209,859
Foreign suppliers	1,023,961	971,616
Other	653,819	77,403

Total	101,949,564	49,992,145

Non-current
Foreign suppliers	1,010,150	1,870,602

Total	1,010,150	1,870,602

Total Trade accounts payable	102,959,714	51,862,747

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

k) Short-term and long-term debt:

	06.30.06 Ps.	06.30.05 Ps.
Current
Banks
Syndicated loan	25,000,000	25,000,000
Deutsche Bank loan	9,258,000	8,661,000
Bank Boston loan	4,300,000	1,800,000
Industrial de Azul loan	—	1,000,000
Advance in current account	29,426,054	—
Bank Interests	1,308,280	1,631,407
Interest payable to credit card trust	1,489,768	—
Other	403,542	381,126

Subtotal	71,185,644	38,473,533

Financial
Seller financing – Shopping Neuquén S.A.	6,382,217	5,775,380
Seller financing – Shopping Neuquén S.A. – Accrued interest	1,175,961	826,765
Seller financing – Mendoza Plaza Shopping S.A.	5,376,239	4,746,301
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	6,588,951	6,133,192
Mortgage loans (Note 7)	41,791	41,791
Other	65,835	420,543

Subtotal	19,630,994	17,943,972

Total	90,816,638	56,417,505

	06.30.06 Ps.	06.30.05 Ps.
Non current
Banks
Syndicated loan	—	25,000,000
Deutsche Bank loan	—	8,661,000

Subtotal	—	33,661,000

Financial
Unsecured convertible Notes (USD 50 million) (Note 5)	145,755,576	136,500,911
Deferred financing costs	—	(51,563)
Seller financing - Mendoza Plaza Shopping S.A.	—	5,029,553
Other	98,268	—

Subtotal	145,853,844	141,478,901

Total	145,853,844	175,139,901

Total short-term and long-term debt	236,670,482	231,557,406

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

l) Salaries and social security payable:

	06.30.06 Ps.	06.30.05 Ps.
Provision for vacation and bonuses	8,289,725	5,423,491
Social security payable	2,232,366	1,370,106
Salaries payable	85,770	1,395,176
Other	277,503	255,166

Total salaries and social security payable	10,885,364	8,443,939

m) Taxes payable:

	06.30.06 Ps.	06.30.05 Ps.
Current
Income tax	13,182,274	3,198,346
Value Added Tax (VAT) payable, net	5,378,086	3,871,201
Other tax withholdings	2,524,548	1,516,641
Gross revenues tax provision	954,062	850,081
Provision for tax on personal assets of shareholders	268,494	233,221
Other taxes payable	508,057	194,301
Gross revenues tax withholdings	353,864	273,000
Asset tax payable, net	248,286	416,326
Turn over tax accrued (not claimable)	175,907	—
Tax amnesty plan for gross revenues tax payable	166,173	169,039
Other	1,810	56,962
Provision for property tax	407	215,754

Total	23,761,968	10,994,872

Non current
Deferred income tax	11,690,310	6,632,596
Tax amnesty plan for gross revenues tax payable	1,664,902	1,831,074
Turn over tax accrued (not claimable)	351,813	—

Total	13,707,025	8,463,670

Total taxes payable	37,468,993	19,458,542

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

n) Customer advances:

	06.30.06 Ps.	06.30.05 Ps.
Current
Admission rights	23,659,140	18,041,169
Lease and pass-through expenses advances	19,710,934	15,766,796
Advance for the revenue of Torres Rosario land	2,365,800	1,006,218
Guarantee deposits	2,316,891	1,492,381

Total	48,052,765	36,306,564

Non-current
Admission rights	29,802,684	26,060,797
Lease advances	11,679,327	13,150,283
Guarantee deposits	53,264	53,264

Total	41,535,275	39,264,344

Total customer advances	89,588,040	75,570,908

o) Other liabilities:

	06.30.06 Ps.	06.30.05 Ps.
Current
Provisions for directors fees (Note 5)	8,117,840	5,216,591
Advances to directors (Note 5)	(315,134)	(204,177)
Donations payable (Note 5)	2,500,000	3,960,000
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	237,161	428,709
Unearned income (Note 9)	—	109,934
Other	134,771	538,440

Total	11,200,163	10,575,022

Non-current
Contributed leasehold improvements (Note 10)	10,946,931	11,472,466
Unearned income (Note 9)	—	2,345,268
Directors’ guarantee deposits (Note 5)	12,000	12,000
Other	100	100

Total	10,959,031	13,829,834

Total Other liabilities	22,159,194	24,404,856

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 4: (Continued)

p) Provisions:

	06.30.06 Ps.	06.30.05 Ps.
Current:
Provisions for contingencies	506,714	2,032,500

Total	506,714	2,032,500

Non current:
Provisions for contingencies	10,667,309	10,606,121

Total	10,667,309	10,606,121

Total Provisions	11,174,023	12,638,621

q) Other income and expenses, net:

	06.30.06 Ps.	06.30.05 Ps.
Accrual of lease advances (Note 9)	2,427,718	—
Charge of doubtful receivables	(7,530,718)	—
Donations	(2,549,506)	(4,012,457)
Other taxes	(872,467)	—
Tax on personal assets of shareholders (Note 5)	(572,263)	(1,663,051)
Provision for contingencies, net	(236,945)	(1,356,740)
Other	(427,587)	(349,712)

Total other income and expenses, net	(9,761,768)	(7,381,960)

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2006 Ps.	06.30.2005 Ps.	06.30.2006 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	479,243	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(15,972,539)	(6,909,676)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(267,760)	(613,047)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,427,618)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(97,944,277)	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	305,997	89,517	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(26,143)	(69,219)	—	—
IRSA Inversiones y representaciones Sociedad Anónima	Shareholder	Interest income	—	2,774	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,158,468)	(2,007,041)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,747,925)	(44,668,911)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(7,786,627)	(4,035,186)	—	—
Other Shareholders	Shareholder	Other expenses, net Tax on personal assets	(572,263)	(1,663,051)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	24,666	19,406
E-Commerce Latina S.A.	Equity investee	Administration fees	6,000	6,000	—	—
E-Commerce Latina S.A.	Equity investee	Related parties results	(678,881)	(626,684)	—	—
E-Commerce Latina S.A.	Equity investee	Equit investment	—	—	129,474	808,355
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	596,240	139,374
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Current payable with related parties	—	—	(470,511)	(187,936)
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Administration fees	42,000	42,000	—	—
Altocity.com.S.A	Subsidiary of E- commence Latina S.A	Interest income	15,185	—	—	—
Mendoza Plaza Shopping S.A.	Equity investee until September 2004	Related parties results	—	(79,935)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2006 Ps.	06.30.2005 Ps.	06.30.2006 Ps.	06.30.2005 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	40	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(132,254)	(84,718)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(407,533)	(394,538)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(100,137)	(161,118)
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(771,212)	(1,322,481)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	827,692	232,153
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,377,090)	(39,099)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	607,262	222,871	—	—
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	24,632
Llao-Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(13,194)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(291)	(2,250)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(179,284)	(218,120)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(724,271)	(503,034)	—	—
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Other current receivables and prepaid expenses	—	—	4,057,462	826,676
Metroshop S.A.	Subsidiary also with Tarshop S.A.	Current payable with related parties	—	—	(1,241,926)	(214,084)
Metronec S.A.	Tarshop S.A. Equity investee	Current payable with related parties	—	—	(854,543)	(125,791)
Loans to personnel	Employees	Other current receivables and prepaid expenses	—	—	556,552	320,529
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables and prepaid expenses	—	—	164,175	454,310
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(988,660)	(773,410)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	(925,800)	(1,732,200)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences	(305,026)	(78,837)	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Dividends payable	—	—	—	(39,000)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases and services	1,333,433	1,114,617	—	—
Directors	Directors	Short-term debt	—	—	(1,010)	(8,211)
Directors	Directors	Long-term debt	—	—	(41,031)	(182,736)

Directors	Directors	Interests and exchange differences	(6,692)	(15,870)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statement of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2006 Ps.	06.30.2005 Ps.	06.30.2006 Ps.	06.30.2005 Ps.
Directors and management	Directors	Other current liabilities	—	—	(7,802,706)	(5,012,414)
Directors and management	Directors	Other current receivables and prepaid expenses	—	—	820	160
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(8,883,474)	(5,807,218)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,500,000)	(3,960,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Donations	(2,549,506)	(4,012,457)	—	—
Ritelco S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	2,554	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	2,170,258	2,841,985
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	5,816	1,040
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,855)	(940)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,343)	(20,902)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences	(3,642)	(1,815)	—	—
Canteras Natal Crespo	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	4,168	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 06.30.06 Ps.	Total as of 06.30.05 Ps.
Revenues	215,860,822	122,968,616	23,418,079	362,247,517	(891,604)	361,355,913	230,157,321
Costs	(76,620,249)	(45,532,952)	(18,816,309)	(140,969,510)	1,599,732	(139,369,778)	(92,510,366)

Total gross profit as of 06.30.06	139,240,573	77,435,664	4,601,770	221,278,007	708,128	221,986,135	—

Total gross profit (loss) as of 06.30.05	96,620,171	40,083,653	(83,157)	136,620,667	1,026,288	—	137,646,955

Expenses:
Selling expenses	(14,787,461)	(30,900,024)	(913,441)	(46,600,926)	—	(46,600,926)	(24,774,356)
Administrative expenses	(26,279,600)	(26,349,116)	(144,354)	(52,773,070)	—	(52,773,070)	(31,875,300)
Net income in credit card trust	—	2,625,001	—	2,625,001	—	2,625,001	423,508
Gain from valuing inventories at fair market value	—	—	3,497,632	3,497,632	—	3,497,632	—

Operating income 06.30.06	98,173,512	22,811,525	7,041,607	128,026,644	708,128	128,734,772	—

Operating income (loss) 06.30.05	68,644,465	12,120,426	(370,372)	80,394,519	1,026,288	—	81,420,807

Net loss in equity investments	—	—	(678,881)	(678,881)	—	(678,881)	(706,619)
Amortization of goodwill	(4,516,101)	(223,574)	—	(4,739,675)	—	(4,739,675)	(4,826,798)
Financial results, net	(16,477,323)	106,367	1,445,218	(14,925,738)	(708,128)	(15,633,866)	2,411,200
Other expense, net	(9,634,483)	(124,863)	(2,422)	(9,761,768)	—	(9,761,768)	(7,381,960)

Net income before taxes and minority interest 06.30.06	67,545,605	22,569,455	7,805,522	97,920,582	—	97,920,582	—

Net income before taxes and minority interest 06.30.05	58,121,352	12,030,014	765,264	70,916,630	—	—	70,916,630

Income tax	(34,284,744)	(8,238,421)	(5,933,972)	(48,457,137)	—	(48,457,137)	(33,615,874)
Minority interest	(1,873,491)	(2,910,922)	—	(4,784,413)	—	(4,784,413)	(4,045,356)

Net income 06.30.06	31,387,370	11,420,112	1,871,550	44,679,032	—	44,679,032	—

Net income 06.30.05	26,683,314	5,684,125	887,961	33,255,400	—	—	33,255,400

Depreciation and amortization 06.30.06	66,693,580	1,881,710	—	68,575,290	—	68,575,290	—

Depreciation and amortization 06.30.05	62,260,044	1,173,502	—	63,433,546	—	—	63,433,546

Acquisitions of fixed assets 06.30.06	30,008,634	3,586,262	—	33,594,896	—	33,594,896	—

Acquisitions of fixed assets 06.30.05	48,458,288	2,462,705	—	50,920,993	—	—	50,920,993

Equity investments as of 06.30.06	—	—	129,474	129,474	—	129,474	—

Equity investments as of 06.30.05	—	—	808,355	808,355	—	—	808,355

Operating assets as of 06.30.06	890,806,541	74,147,989	25,838,333	990,792,863	—	990,792,863	—

Operating assets as of 06.30.05	959,338,889	31,537,807	51,255,612	1,042,132,308	—	—	1,042,132,308

Non operating assets as of 06.30.06	272,448,684	65,933,904	29,352,085	367,734,673	(3,482,048)	364,252,625	—

Non operating assets as of 06.30.05	167,880,436	42,889,870	1,382,121	212,152,427	(6,389,917)	—	205,762,510

Total assets as of 06.30.06	1,163,255,225	140,081,893	55,190,418	1,358,527,536	(3,482,048)	1,355,045,488	—

Total assets as of 06.30.05	1,127,219,325	74,427,677	52,637,733	1,254,284,735	(6,389,917)	—	1,247,894,818

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

Leases and services

This segment includes the operating results of the Company’s shopping centers.

Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

Others

This segment includes the results of the Company’s construction and ultimate revenue of residential buildings business, E-commerce Latina S.A. equity investment and results generated from the creation, updating and exploitation of information services and corporate, commercial and economic training services.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

As of June 30, 2006, the short-term debt caption includes Ps. 41,791 from a mortgage on the land purchased by Shopping Neuquén S.A. for Ps. 3,313,620 within the short-term debt caption.

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 8: (Continued)

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the year on the basis of the financial statements issued by the Trusts.

NOTE 9: UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is USD 2,926,200, which was accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. (Ex Pérez Cuesta S.A.I.C) acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2,427,718, due to accelerated depreciation which is shown in “Other expenses, net” of the statement of income.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 10: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A., recognizing the related gain over the term of the contract. At closing the amount of Ps. 226,531 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 s.q.m. This improvement of a building of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,768,472 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equal consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic financial statements.

NOTE 11: NEUQUEN PROJECT

On July 6, 1999 the Company acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the Shopping center to be constructed in the land owned by Shopping Neuquén S.A., whichever happened first. As of June 30, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, that should be destined to the construction of a Shopping center. The project included the building of a Shopping center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 by which denied the request of Shopping Neuquén S.A. of extending the time term to build the development and the authorization to transfer a part of the plots to third parties.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 11: (Continued)

Likewise, the expiration of the emerging rights of the Ordinance No. 5178 was declared, terminating the purchase-revenue contracts of land with loss of the improvements introduced and expenses performed, in favor of the Municipality of Neuquén, without right of compensation neither any claim on the part of Shopping Neuquén S.A.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 the repeal of the administrative action, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

Such request was rejected by the Municipal Executive through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting –among other issues- the annulment of Decrees 1,437/2002 and 585/2003 issued by the Municipal Executive.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiration of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of June 30, 2006, Shopping Neuquén S.A. has reached an understanding with the Municipality of Neuquén regarding the agreement to be subscribed that will establish the terms and conditions to revive the development and construction of the commercial enterprising. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or cancel the original one.

The above-mentioned understanding provides for a new schedule for the enterprising development, as well as the possibility to transfer to third parties plots of land to be used for various purposes (hypermarkets, hotels, housing).

As part of the agreement, the Company will transfer to the Municipality a plot of land of its property.

Also, steps are being taken together with the appointed professionals regarding the new project that will be submitted to the Municipality, and to finally define the hypermarket operator who has ratified his will to participate in the project.

ALTO PALERMO S.A. (APSA)

Free translation of the

Financial Statements

As of and for the fiscal years ended June 30, 2006 and 2005

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2006 and 2005

	06.30.06 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	22,209,819	4,873,625
Other investments (Schedules D and I)	2,852	4,928,291
Accounts receivable, net (Note 3.b and Schedule G and I)	38,908,669	22,369,291
Other receivables (Note 3.c and Schedules G and I)	25,942,443	27,278,466
Inventory (Note 3.d and Schedule F)	7,859,082	795,032

Total Current Assets	94,922,865	60,244,705

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule G and I)	12,739,535	769,385
Other receivables (Note 3.c and Schedule I)	1,141,059	683,893
Equity investments (Schedule C)	377,559,659	362,513,080
Other investments, net (Schedule D)	127,774,500	64,003,181
Inventory (Note 3.d and Schedule F)	—	19,071,452
Fixed assets, net (Schedule A)	590,309,946	613,234,865
Intangible assets, net (Schedule B)	2,087,247	3,238,603

Total Non-Current Assets	1,111,611,946	1,063,514,459

Total Assets	1,206,534,811	1,123,759,164

	06.30.06 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	11,392,995	8,619,563
Shor Short-term debt (Note 3.f and Schedules G and I)	83,472,121	52,394,571
Salaries and social security payable (Note 3.g and Schedule I)	7,227,546	4,733,770
Taxes payable (Note 3.h and Schedule I)	5,167,784	3,164,603
Customer advances (Note 3.i and Schedules G and I)	30,033,475	25,024,943
Related parties (Note 5 and Schedule I)	5,492,262	1,793,068
Other liabilities (Note 3.j and Schedule I)	8,231,082	7,755,505

Total Debts	151,017,265	103,486,023

Provisions (Note 3.k and Schedule E and I)	—	2,032,500

Total Current liabilities	151,017,265	105,518,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	1,010,150	1,870,602
Long-term debt (Note 3.f and Schedules G and I)	145,755,576	175,139,901
Taxes payable (Note 3.h and Schedule I)	13,677,823	8,169,995
Customer advances (Note 3.i and Schedule I)	29,990,496	30,233,703
Related parties (Note 5 and Schedule I)	52,930,288	6,473,040
Other liabilities (Note 3.j and Schedule I)	277,231	489,461

Total debts	243,641,564	222,376,702

Provisions (Note 3.k and Schedules E and I)	5,035,477	4,856,366

Total Non-Current Liabilities	248,677,041	227,233,068

Total Liabilities	399,694,306	332,751,591

SHAREHOLDERS´ EQUITY	806,840,505	791,007,573

Total Liabilities and Shareholders’ Equity	1,206,534,811	1,123,759,164

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Statements of Income

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	06.30.06 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
Revenues:
Leases and services	133,904,625	101,647,343
Other	23,418,079	76,761

Total revenues	157,322,704	101,724,104

Costs:
Leases and services (Schedule H)	(46,669,792)	(41,586,277)
Other (Schedule F)	(19,825,204)	(77,077)

Total costs	(66,494,996)	(41,663,354)

Gross profit :
Leases and services	87,234,833	60,061,066
Other	3,592,875	(316)

Total gross profit	90,827,708	60,060,750

Selling expenses (Schedule H)	(8,045,847)	(5,028,226)
Administrative expenses (Schedule H)	(21,079,606)	(12,142,514)

Subtotal expenses	(29,125,453)	(17,170,740)

Results from valuation of inventories at fair market value	3,497,632	—

Operating income	65,199,887	42,890,010

Net income on equity investments (Note 6)	30,130,610	17,469,933

Financial gain generated by assets
Recovery of impairment of long – lived assets	9,663,924	6,528,067
Interest income from related parties (Note 5)	737,497	1,194,212
Interest income	2,314,279	2,030,634
Other interest	701,903	849,676
Interest earned by financial collocations	186,333	215,155
Mortgage loans interest (Torres de Abasto)	146,448	108,961
Exchange differences, net	369,703	651,732

Subtotal	14,120,087	11,578,437

Financial (loss) gain generated by liabilities:
Gain from derivative instruments	—	5,222,271
Financial costs	(6,404,424)	(7,461,199)
Exchange differences, net	(1,815,559)	(48,934)
Interests and exchange differences with related parties (Note 5)	(25,488,990)	(11,121,299)
Loss on early redemption of debt	—	(87,137)
Interests on taxes payables	(271,135)	(260,293)
Other interests	(457,884)	(370,151)

Subtotal	(34,437,992)	(14,126,742)

Financial results, net	(20,317,905)	(2,548,305)

Other income and expenses, net (Note 3.l)	(10,343,817)	(5,495,263)

Income before taxes	64,668,775	52,316,375

Income tax (Note 11)	(19,989,743)	(19,060,975)

Net income	44,679,032	33,255,400

Net basic earnings per share (Note 10)	0.0569	0.0428

Net diluted earnings per share (Note 10)	0.0279	0.0183

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in- capital Ps.	Total Ps.	Appraisal revaluation reserve Ps.	Legal reserve (Note 15) Ps.	Accumulated retained earnings Ps.	Total as of June 30, 2006 Ps.	Total as of June 30, 2005 Ps.
Balances as of the beginning of the year	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	92,594,219	791,007,573	770,373,698
Issuance of common stock from Convertible Notes	153,900	—	—	153,900	—	—	—	153,900	5,274,138
Cash dividends approved by Ordinary Shareholders’ meeting held on November 29, 2005	—	—	—	—	—	—	(29,000,000)	(29,000,000)	(17,895,663)
Increase in legal reserve approved by Ordinary Shareholders’ meeting held on November 29, 2005	—	—	—	—	—	1,662,770	(1,662,770)	—	—
Net income for the years	—	—	—	—	—	—	44,679,032	44,679,032	33,255,400

Balances as of June 30, 2006	78,196,263	84,620,909	522,805,043	685,622,215	3,952,571	10,655,238	106,610,481	806,840,505	—

Balances as of June 30, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	92,594,219	—	791,007,573

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	06.30.06 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	9,801,916	33,893,584
Cash and cash equivalents at the end of the year	22,212,671	9,801,916

Increase (decrease) in cash and cash equivalents	12,410,755	(24,091,668)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	44,679,032	33,255,400
Adjustments to reconcile net income to cash flows from operating activities:
Financial results	14,600,867	(5,280,751)
Recovery of impairment of long-lived assets	(9,663,924)	(6,528,067)
Amortization of impairment of fixed assets	(120,999)	(262,834)
Amortization of impairment of intangible assets	(152,162)	(104,458)
Depreciation of fixed assets	35,151,975	33,119,637
Amortization of intangible assets	1,489,769	1,015,824
Provision for contingencies	728,833	1,129,297
Charge for doubtful accounts	7,530,718	—
Provisions for Directors’ fees	6,015,924	3,837,413
Net income on equity investments	(30,130,610)	(17,469,933)
Provision for donations	1,700,000	2,800,000
Revenue of Real Estate	70,512	—
Valuation at net realization value	(3,497,632)	—
Loss on early redemption of senior notes	—	87,137
Charge of allowance for doubtful accounts	2,072,664	762,973
Income tax	19,989,743	19,060,975
Changes in certain assets and liabilities, net of non-cash:
Increase in accounts receivable	(30,459,152)	(12,456,074)
Increase in other receivables and prepaid expenses	(4,457,961)	(9,781,254)
Increase in intangible assets	—	(1,970,551)
Decrease (increase) in inventory	19,126,868	(94,729)
Increase (Decrease) in trade accounts payable	1,870,070	(3,341,915)
Increase in customer advances	4,765,325	18,079,456
Increase in salaries and social security payable	2,493,776	1,691,325
Decrease in taxes payable	(2,045,399)	(589,655)
Decrease in other liabilities	(7,452,577)	(3,146,036)
Decrease in provisions	(2,582,222)	(236,129)
Increase in related parties	110,883	190,660
Increase (Decrease) in accrued interest	2,150,928	(276,069)

Net cash provided by operating activities	73,985,249	53,491,642

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of land’s reserve	(61,312,264)	(680,941)
Acquisition of fixed assets	(19,623,867)	(47,508,729)
Capital reduction of related parties	1,530,199	—
Irrevocable contributions in related parties	(160,000)	(195,000)
Collection of receivables from related parties	2,360,059	—
Revenue of Real Estate	484,800	—
Purchase and cancellation of receivables from Mendoza Plaza Shopping S.A.	—	(36,058,302)
Guarantee deposit	(8,610,000)	—
(Increase) Decrease in loans granted to related parties	(375,000)	2,600,000
Dividends collected	13,877,784	2,932,932
Payment for companies acquired (Emprendimiento Recoleta S.A. / Mendoza Plaza Shopping S.A.)	(163,952)	(5,401,688)
Payment for companies acquired and subsequent merger, net of cash acquired (Alto Research and Development)	—	(163,034)

Net cash used in investing activities	(71,992,241)	(84,474,762)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of seller financing – Mendoza Plaza Shopping S.A	(5,149,834)	(2,651,684)
Related parties loans	50,000,000	(74,348,471)
(Payment) collected loans	(34,198,000)	15,840,364
Payment of dividends	(29,000,000)	(13,815,757)
Overdrafts	28,765,581	81,867,000

Net cash provided by financing activities	10,417,747	6,891,452

Net increase (decrease) in cash and cash equivalents	12,410,755	(24,091,668)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

	06.30.06 Ps.	06.30.05 Ps.
Additional information
Cash paid during the year for:
– Interest	19,976,301	22,690,387
Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	153,900	5,274,138
– Offsetting of related parties debts and credits	1,277,991	3,404,587
– Increase in inventory through a decrease in fixed assets	—	3,311,599
– Increase in intangible assets through a decrease in fixed assets	—	2,126,183
– Payment of dividends through related parties	—	4,079,906
– Increase of fixed assets due to capitalization of interest pending payment	—	925,609
– Increase in fixed assets through a decrease in other receivables and prepaid expenses	—	103,318
– Increase in inventory through a decrease in intangible assets	—	18,332
– Increase in other receivables and prepaid expenses through a decrease in intangible assets	11,800	—
– Increase in other receivables and prepaid expenses through a decrease in fixed assets	64,370	—
– Increase in fixed assets through a decrease in other investments	8,097	—
– Increase in inventory through a decrease in other investments	3,827,433	—

Saúl Zang
Vicepresident acting as Chairman

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years ended June 30, 2006 and 2005

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

ACCOUNTING STANDARDS

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main change generated by the application of these new standards is relates to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of June 30, 2006 that the adoption of the new criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 96.3 million approximately, which should be charged to results of previous years for Ps.108.5 millions (loss) and to results for the fiscal year for Ps. 12.2 million (income),

(ii)	a decrease in assets for permanent investments of Ps. 54.1 million approximately, arising from applying such criteria to subsidiary companies, which should be charged to the results of previous year for Ps. 53 million (loss) and to results for the fiscal year for Ps. 1.1 million (loss).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

COMPARATIVE INFORMATION

Certain amounts of the financial statements for the fiscal year ended June 30, 2005 have been reclassified for the purpose of comparison with the figures of the current fiscal year.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic wholerevenue price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these financial statements requires that the Management has to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the fiscal years. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee, which is prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the revenue of properties classified as inventory when all of the following criteria are met:

1.	the revenue has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

3.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina S.A., a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A. E-commerce Latina S.A. owns Altocity.com S.A., the main sources of revenue of this company are revenues of own products and commissions from revenues on consignment, monthly maintenance fees charged to suppliers, from revenues of products on its website and, to a lesser extent, from revenues of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.com S.A. under the equity method of accounting.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

For the years ended June 30, 2006 and 2005, revenues of Altocity.com S.A. totaled Ps. 5,593,472 and Ps. 2,636,028, and net losses totaled Ps. 1,320,612 and Ps. 1,230,275, respectively.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at year end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of year.

5.3.	Land reserve

Land to be used in the development of commercial centers, revenue and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

Land and its improvements are transferred to inventories or fixed assets at the time the building of the commercial centre begins or when its marketing is decided.

The values thus obtained do not exceed their respective recoverable values estimated at each year closing.

6.	Inventory

Real estate acquired for development and further revenue is classified as real estate for revenue.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value, if applicable.

NOTE 2: (Continued)

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/revenues contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

Inventories on which pre-payments were received that fix prices, and the contract conditions of the transaction, assure the effective conclusion of the revenue and the income are valued at net realization value. The result arising from such valuation is disclosed in “Results from valuation of inventories at fair market value” of the Statement of income.

The net carrying value of properties for revenue, in the aggregate, does not exceed their estimated recoverable value.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. In addition, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of fixed assets investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to December 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at each fiscal year-end.

NOTE 2: (Continued)

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization and of the corresponding allowances for impairment of value. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the fiscal year.

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Fibesa S.A. and Emprendimiento Recoleta S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. (Schedule C).

Amortization is shown in Note 6 and in “Net income on equity investments” in the Statements of Income.

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at fiscal year end.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

12.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

•	Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the fiscal year, where applicable.

•	Asset tax has been discounted considering the best estimate of the amount to be paid or collect, respectively.

•	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

16.	Allowances and provisions

•	For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the fiscal year are shown in Schedule E.

•	For impairment of assets: The Company analyzes the recovery of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In such cases, the Company performs for shopping centers a first comparison between the value accounted and the value of its economic use without discount. If as a result of such comparison it arises that the assets´ use value is lesser than the value accounted, a second comparison is made with the highest value between the discounted use value and the market value (recoverable value) in order to determine the impairment to be recorded. The use value is determined on the basis of projections of future cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts the pertinent recoveries in accordance with the accounting standards requirements.

Increases or decreases of the allowance for impairment for the years ended June 30, 2006 and 2005 are detailed in Schedule E.

•	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered. Increases or decreases for the fiscal year are shown in Schedule E.

At the date of issuance of these financial statements, the Management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

17.	Hedging instrument

The Company has used certain financial instruments to lower its financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions.

For details on the Company’s derivative instruments activity, see Note 9.

18.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 11.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

19.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of each fiscal year. This tax complements income tax. The Company’s tax obligation in each year coincides with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

20.	Shareholders’ equity

As mentioned in Note 2.1., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the year

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

22.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

23.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

24.	Vacation expenses

Vacation expenses are fully accrued in the year of service giving rise to the right to enjoy vacation.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	06.30.06 Ps.	06.30.05 Ps.
Cash in local currency	240,404	205,082
Cash in foreign currency (Schedule G)	260,844	289,249
Banks in local currency	12,632,412	373,746
Banks in foreign currency (Schedule G)	9,070,752	3,975,454
Banks - saving accounts	5,407	30,094

Total Cash and Banks	22,209,819	4,873,625

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

b) Accounts receivable, net:

	06.30.06 Ps.	06.30.05 Ps.
Current
Checks to be deposited	15,175,221	12,547,699
Leases and services receivable	13,216,787	7,630,387
Debtors under legal proceedings	16,454,101	15,885,674
Pass-through expenses receivable	6,076,980	2,968,805
Receivables from the revenue of Alcorta´s land (see Note 16 and Schedule G)	5,863,550	—
Notes receivable (Schedule G)	1,391,471	888,815
Mortgage receivable Torres Abasto	380,491	353,115
Other	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(19,649,945)	(17,905,217)

Total	38,908,669	22,369,291

Non-current
Receivables from the revenue of Alcorta´s land (see Note 16 and Schedule G)	11,991,670	—
Mortgage receivable Torres Abasto	578,155	769,385
Notes receivable (Schedule G)	169,710	—

Total	12,739,535	769,385

Total accounts receivable, net	51,648,204	23,138,676

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

c) Other receivables, net:

	06.30.06 Ps.	06.30.05 Ps.
Current
Related parties (Note 5)	10,717,974	9,966,822
Prepaid expenses	2,563,494	3,780,285
Guarantee deposits (i) (ii) (Schedule G)	9,196,063	130,819
Prepaid services	1,349,783	1,334,674
Other tax credits	1,271,893	739,037
Prepaid gross revenues tax	520,808	406,974
Other prepaid tax	147,874	149,344
Dividends receivables (Note 5)	—	75,000
Asset tax credits	—	10,152,984
Income tax, net	—	340,123
Other	174,554	202,404

Total	25,942,443	27,278,466

	06.30.06 Ps.	06.30.05 Ps.
Non-current
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable under legal proceedings (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross revenues tax	682,816	627,342
Guarantee deposits (i)	228,407	—
Related parties (Note 5)	200,946	36,018
Other	28,890	20,533

Total	1,141,059	683,893

Total other receivables, net	27,083,502	27,962,359

(i)	Includes deposits which are restricted (see Note 7).
(ii)	Includes a USD 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

d) Inventory:

	06.30.06 Ps.	06.30.05 Ps.
Current
Torres de Rosario (i)	7,325,065	—
Torres de Abasto	312,000	517,599
Rerevenue merchandise	210,543	208,609
Other	11,474	68,824

Total	7,859,082	795,032

Non-current
Alcorta Plaza	—	19,071,452

Total	—	19,071,452

Total Inventory	7,859,082	19,866,484

(i)	On December 9, 2005 a preliminary revenues contract between The Company and Villa Hermosa S.A. for the revenue of a plot of land located in the City of Rosario was subscribed. To the date of these financial statements, the deed has not yet been formalized. The plot is valued at cost of its net realization value as conditions provided in Technical Resolution No. 17 are complied with. At the date of these financial statements a pre-payment for this transaction amounting to Euros 0,6 million was recorded in “Customer advances” (See Note 3.i) (ii)).

e) Trade accounts payable:

	06.30.06 Ps.	06.30.05 Ps.
Current
Accruals	7,041,575	4,124,053
Suppliers	2,882,259	3,523,894
Foreign suppliers (Schedule G)	1,023,961	971,616
Other	445,200	—

Total	11,392,995	8,619,563

Non-current
Foreign suppliers (Schedule G)	1,010,150	1,870,602

Total	1,010,150	1,870,602

Total trade accounts payable	12,403,145	10,490,165

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

f) Short-term and long-term debt:

	06.30.06 Ps.	06.30.05 Ps.
Short-term debt
– Banks
Syndicated loan (v)	25,000,000	25,000,000
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	9,258,000	8,661,000
Overdrafts	28,765,581	—
Bank interest (Schedule G)	925,173	1,251,933

Subtotal	63,948,754	34,912,933

– Financial
Seller financing (ii) (Schedule G)	11,758,456	10,521,681
Accrued interest for convertible Notes (iii) (Note 5 and Schedule G)	6,588,951	6,133,192
Accrued interest for seller financing (ii)	1,175,960	826,765

Subtotal	19,523,367	17,481,638

Total	83,472,121	52,394,571

Long-term debt
– Banks
Syndicated loan (v)	—	25,000,000
Deutsche Bank Trust Company Americas loan (i) (Schedule G)	—	8,661,000

Subtotal	—	33,661,000

– Financial
Unsecured convertible Notes (iii) (Note 5 and Schedule G)	145,755,576	136,500,911
Deferred financing costs (iv)	—	(51,563)
Seller financing (ii) (Schedule G)	—	5,029,553

Subtotal	145,755,576	141,478,901

Total	145,755,576	175,139,901

Total short-term and long-term debt	229,227,697	227,534,472

(i) Corresponds to a USD 11 million loan granted on March 4, 2005 with payments of principal and interest falling due as from April 4, 2005 of USD 5 million, and February 1, 2006 and August 1, 2006 of USD 3 million each. The loan accrues annual interest equivalent to LIBOR plus 3.25%. As of closing, the Company has cancelled the totality of the capital installments plus accrued interest.

(ii) As of June 30, 2006 includes:

a)	Ps. 6,382,217 related to seller financing obtained in connection with the acquisition of Shopping Neuquén S.A. Such loan accrues an interest equivalent to the six-month period LIBOR. As of June 30, 2006, the six-month period LIBOR was 4.99%.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

b)	Ps. 5,376,239 due on September 29, 2006 for the financed purchase of the Mendoza Plaza Shopping S.A. shares. (Note 14).

(iii) See Note 13.

(iv) Include fees and expenses related to the issuance of Unsecured Convertible Notes, which amortized over the term of their settlement. The rate is 25% per annum. Amortization for the year totaled Ps. 51,563.

(v) On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007.

Such loan will accrue interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%, payable quarterly as from July 2005.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On October 5, 2005 and April 5, 2006 the first and second principal installment of Ps. 12.5 million were cancelled. On July 5, 2006 the company cancelled the fifth principal installment of the loan.

g) Salaries and social security payable:

	06.30.06 Ps.	06.30.05 Ps.
Provision for vacation and other benefits	6,170,445	4,021,208
Payroll	11,553	—
Social security payable	911,003	613,076
Other	134,545	99,486

Total salaries and social security payable	7,227,546	4,733,770

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

h) Taxes payable:

	06.30.06 Ps.	06.30.05 Ps.
Current
VAT payable, net	2,037,498	1,507,488
Income tax	1,382,458	—
Gross revenues tax provision	535,813	650,362
Other tax withholdings	312,080	188,536
Provision for tax on personal assets of shareholders	268,494	233,221
Gross revenues tax withholdings	245,840	181,956
Turn over Tax Accrued (not claimable)	175,907	—
Tax amnesty plan for gross revenues tax payable	166,173	151,921
Other taxes	43,521	65,756
Asset tax payable, net	—	185,363

Total	5,167,784	3,164,603

Non-current
Deferred income tax (Note 11)	11,661,108	6,338,921
Tax amnesty plan for gross revenues tax payable	1,664,902	1,831,074
Turn over Tax Accrued (not claimable)	351,813	—

Total	13,677,823	8,169,995

Total taxes payable	18,845,607	11,334,598

i) Customer advances:

	06.30.06 Ps.	06.30.05 Ps.
Current
Admission rights	14,968,484	11,713,898
Lease advances (i)	11,214,223	11,044,646
Advance for the revenue of Rosario land (ii) (Schedule G)	2,365,800	1,006,218
Guarantee deposits	1,484,968	1,260,181

Total	30,033,475	25,024,943

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

	06.30.06 Ps.	06.30.05 Ps.
Non-current
Admission rights	20,200,450	18,684,400
Lease advances (i)	9,736,782	11,496,040
Guarantee deposits	53,264	53,263

Total	29,990,496	30,233,703

TotalTotal customer advances	60,023,971	55,258,646

(i)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 5,044,892 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2006 the six-month LIBOR was 4.99%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

(ii)	Corresponding to an advance payment of Euros 600,000 received by Villa Hermosa S.A. (see Note 3.d (i)). The liability is disclosed net of expenses incurred by the company on behalf of such Company and for its account.

j) Other liabilities:

	06.30.06 Ps.	06.30.05 Ps.
Current
Provision for directors fees (Note 5)	6,240,569	3,944,413
Advances to Directors (Note 5)	(224,645)	(107,000)
Donations payable (Note 5)	1,700,000	2,800,000
Contributed leasehold improvements (i)	212,222	212,222
Withholdings and guarantee deposits	237,161	428,709
Other	65,775	477,161

Total	8,231,082	7,755,505

Non-current
Contributed leasehold improvements (i)	265,231	477,461
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	277,231	489,461

Total Other liabilities	8,508,313	8,244,966

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 3: (Continued)

(i)	Contributed leasehold improvements relate to installations constructed by the Company in charge of a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Improvements are amortized to income over the term of lease. Such depreciation was not significant during the fiscal years ended June 30, 2006 and 2005.

k) Provisions:

	06.30.06 Ps.	06.30.05 Ps.
Current
Provision for contingencies (i) (Schedule E)	—	2,032,500

Total	—	2,032,500

Non Current
Provision for contingencies (i) (Schedule E)	5,035,477	4,856,366

Total	5,035,477	4,856,366

Total provisions	5,035,477	6,888,866

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other income and expenses, net:

	06.30.06 Ps.	06.30.05 Ps.
Charge for doubtful receivables	(7,530,718)	—
Donations (Note 5)	(1,735,912)	(2,848,913)
Tax on personal assets of shareholders (Note 5)	(572,263)	(1,663,051)
Provision for contingencies (Schedule E)	(236,945)	(852,102)
Other	(267,979)	(131,197)

Tota Total other income and expenses, net	(10,343,817)	(5,495,263)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 4: COMMON STOCK

As of June 30, 2006, the capital stock consisted of 781,962,632 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value Ps.	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders´ Meeting	10.29.87	12.29.87
Shares issued for cash	1,600	Extraordinary Shareholders´ Meeting	10.26.88	12.29.88
Shares issued for cash	38,000	Extraordinary Shareholders´ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders´ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders´ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders´ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders´ Meeting	08.06.99	05.07.02
Shares issued for cash	8,196,263	(*)

	78,196,263

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2006 Ps.	06.30.2005 Ps.	06.30.2006 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(207,746)	(529,258)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	479,243	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(4,427,618)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(97,944,277)	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(15,972,539)	(6,731,635)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(26,143)	(69,219)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	305,997	89,517	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(2,158,468)	(2,007,041)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(47,747,925)	(44,668,911)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(7,786,627)	(3,945,067)	—	—
Other shareholders	Shareholder	Other expenses, net	(572,263)	(1,663,051)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	609,986	310,233	—	—
Tarshop S.A.	Subsidiary	Interest income	708,128	1,026,287	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	3,477,301	6,383,268
Mendoza Plaza Shopping S.A.	Subsidiary	Dividends receivable	—	—	—	75,000
Mendoza Plaza Shopping S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	659,268	365,491
Mendoza Plaza Shopping S.A.	Subsidiary	Current payable with related parties	—	—	(189,035)	(25,338)
Mendoza Plaza shopping S.A.	Subsidiary	Interest income	—	155,321	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	798,633	517,963
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	(60,468)	(79,802)
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(214,527)	(2,024)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	144,000	144,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(7,083)	(2,290)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(143,133)	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	120,000	120,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	112,385	116,237
Fibesa S.A.	Subsidiary	Other non- current receivables and prepaid expenses	—	—	200,946	36,018
Fibesa S.A.	Subsidiary	Interest income	14,184	12,604	—	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	24,666	17,406
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	6,000	6,000	—	—
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	596,240	139,374
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Current payable with related parties	—	—	(208,929)	(152,426)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			06.30.2006 Ps.	06.30.2005 Ps.	06.30.2006 Ps.	06.30.2005 Ps.
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Administration fees-Leases and services	42,000	42,000	—	—
Altocity.com S.A.	Subsidiary of E- Commerce Latina S.A.	Interest income	15,185	—	—	—
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary until May 2005	Interest and exchange differences with related parties	—	(1,154)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	3,398,404	1,785,685
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(1,712,407)	(423,469)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(2,798,338)	(746,476)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(52,869,820)	(6,393,238)
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	60
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	827,692	232,153
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(1,377,090)	(39,099)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	607,262	222,871	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(112,991)	(27,142)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(407,533)	(289,180)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	40	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(291)	(2,250)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(135,182)	(158,773)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(607,697)	(337,529)	—	—
Llao – Llao S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	24,632
Directors´ Fees	Directors	Other current liabilities	—	—	(6,015,924)	(3,837,413)
Directors	Directors	Short-term debt	—	—	(1,010)	(8,211)
Directors	Directors	Long-term debt	—	—	(41,031)	(182,736)
Directors	Directors	Other non- current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(6,692)	(15,870)	—	—
Directors	Directors	Directors fees	(6,399,904)	(3,944,413)	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	820	160
Loans to the personnel	Personnel	Other current receivables and prepaid expenses	—	—	333,222	229,630
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,700,000)	(2,800,000)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other expenses, net - Donations	(1,735,912)	(2,848,913)	—	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	5,816	1,040
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(1,855)	(940)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	(22,343)	(20,902)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(3,642)	(1,814)	—	—
Canteras Natal Crespo S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	4,168	—

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 6: NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	06.30.06 Ps.	06.30.05 Ps.
Income on equity investments	32,628,880	13,635,842
Amortization of goodwill and higher investment value	(2,522,743)	(2,418,086)
Recovery of impairment of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) (Schedule E)	24,832	6,565,049
Loss due to change in equity interests	(359)	(312,872)

Total	30,130,610	17,469,933

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

At June 30, 2006, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 20,985 concerning the case “Saavedra Walter Ricardo c/ Alto Palermo S.A. and others about dismissal”.

ii)	Ps. 20,382 concerning the case “La Meridional Cía. de Seguros c/ Alto Palermo S.A.” by collecting in pesos.

iii)	On July 5, 2006 the AFIP (tax authorities) filed a precautionary measure for a claim of approximately Ps. 3.0 million related to a disagreement in the accrual calculation of the rights of admission of income tax. The measure was opposed in the file named “Alto Palermo S.A. against Tax Revenues Administration on Recourse of Appeal”, Record No. 25,030-I, Court A, 3rd nomination. The Company and its legal advisors consider that the AFIP claim is technically unfounded.

NOTE 8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers trough absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on December 31, 1999. The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings were approved by the Argentine National Securities Commission on August 25, 2005 through Resolution N°15,159.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The Argentine National Securities Commission approved the merger procedure on August 25, 2005 through Resolution No 15,159.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c)	The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

NOTE 9: DERIVATIVE INSTRUMENTS

The Company has used various hedge instruments, primarily interest rate swaps contracts, as a complement to lower its financing costs. The counter parties to these instruments generally were major financial institutions. The Company does not hold or issued derivative instruments for trading purposes. In entering into these contracts, the Company assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts.

Interest rate swap

In order to reduce its financing costs, the Company has entered into an interest rates swap contract to finally change a part of its fixed rate debt denominated in pesos to a floating rate debt denominated in US dollars. During the year ended June 30, 2005 the Company recorded a gain of Ps. 5.22 million, related to this contract, which was expired on April 4, 2005.

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the fiscal year.

	06.30.06	06.30.05
Weighted-average outstanding shares	784,708,359	777,017,782
Weighted-average diluted ordinary shares	2,155,745,561	2,142,026,892

Below is a reconciliation between net income for the years and the net income used as basis for calculation of the basic and diluted earnings per share.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

NOTE 10: (Continued)

	06.30.06 Ps.	06.30.05 Ps.
Net Income for calculation of basic earnings per share	44,679,032	33,255,400
Interest	14,360,936	12,217,475
Exchange difference	9,408,565	(2,999,252)
Income tax	(8,319,325)	(3,226,378)

Net Income for calculation of diluted earnings per share	60,129,208	39,247,245

Net basic earnings per share	0.0569	0.0428
Net diluted earnings per share	0.0279	0.0183

NOTE 11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the year Ps.	Balances at year-end Ps.
Deferred tax assets and liabilities
Cash and banks	65,981	(24,501)	41,480
Accounts receivable	786,934	1,124,881	1,911,815
Other receivables and prepaid expenses	(333,740)	1,299,911	966,171
Inventories	(150,288)	(5,602,152)	(5,752,440)
Fixed assets	(10,557,330)	393,398	(10,163,932)
Intangible assets	(236,023)	(319,810)	(555,833)
Land reservation	—	(148,411)	(148,411)
Investments	—	184,702	184,702
Short-term and long-term debt	(22,576)	22,576	—
Salaries and social security payable	1,242,018	(1,242,018)	—
Other liabilities	980,000	(385,000)	595,000
Tax loss	—	22,923	22,923
Provisions for contingencies	1,886,103	(648,686)	1,237,417

Total net deferred tax liabilities	(6,338,921)	(5,322,187)	(11,661,108)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 11: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes:

Items	06.30.06 Ps.	06.30.05 Ps.
Net Income for the year (before income tax)	64,668,775	52,316,375
Current income tax rate	35%	35%

Income for the year at the tax rate	22,634,071	18,310,731
Permanent differences at the tax rate:
Restatement into constant currency (2)	12,699,937	1,641,947
Depreciation higher value of permanent investments	991,852	919,771
Amortization of goodwill	362,104	376,395
Amortization of intangible assets	8,148	8,148
Donations	224,550	28,253
Loss on equity investments	(16,208,669)	(3,522,593)
Fees	(1,390,496)	—
Other	668,246	1,298,323

Total income tax charge for the year	(1) 19,989,743	19,060,975

(1)	Includes Ps. 5,322,187 related to deferred income tax and Ps. 14,667,556 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 13: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to USD 50 million, with a face value of Ps. 0.10 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 13: (Continued)

•	Issue currency: US dollars.

•	Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the CNO have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At June 30, 2006 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.77 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At June 30, 2006 Unsecured Convertible Notes amounted to USD 47.23 million.

NOTE 14: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING S.A

On September 29, 2004, the Company entered into a purchase-revenue contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. for USD 5.3 million, of which two installments of USD 1.77 million each were paid (which due date was in December 2, 2004 and September 29, 2005). The remaining balance will be paid in one installment of USD 1.77 million on September 29, 2006.

Through this acquisition, the Company became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Guaymallén, Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved as of November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a Special Shareholders’ Meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 14: (Continued)

Additionally, the Company entered into the following contracts:

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Mendoza Plaza Shopping S.A. amounting to USD 15.5 million and a credit line fully disbursed to that company amounting to USD 2.5 million; the debtor failed to comply with its payment obligations.

The loans are secured by the assigning in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A.

The documentation was notarized on March 30, 2005 by which the Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired a credit for USD 8.5 million.

•	Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. amounting to USD 7.0 million which the latter failed to pay. The loan was secured through the assigning in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. exercised the option, paying Ps. 6.1 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

•	Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1. Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2. Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3. In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping S.A. to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to USD 1.05 million, under the terms established in the contract.

4. Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares on Mendoza Plaza Shopping S.A. (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of USD 3.0 million according to the conditions expressly established in the contract.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 14: (Continued)

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A. was held on May 31, 2005, in which the following issues were unanimously decided:

Approve a due bill agreement that Mendoza Plaza Shopping S.A. had with the Company in a total amount of Ps. 36,058,302 resulting from the payments of the above-mentioned agreements.

Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

Approve the capitalization of the irrevocable contributions account for Ps. 36,058,302. Through such capitalization of irrevocable contributions, the Company increased its interest to 85.40% of the shareholding of Mendoza Plaza Shopping S.A.

NOTE 15: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income for the year ended on June 30, 2006 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 16: REVENUE OF THE ALCORTA PLAZA PLOT OF LAND

On December 22, 2005, the Company subscribed a preliminary purchase contract with possession, by which the Company sold to RAGHSA S.A. the plot of land denominated Alcorta Plaza for a total price of USD 7.7 million. On March 13, 2006 the deed title of the building was registered and a first privilege degree mortgage guarantee was established on certain functional units to be used as offices and garages of the building property of RAGHSA S.A., located at San Martín 338, 344, 350 and 360 and Florida 343 and 347 of the Autonomous City of Buenos Aires. The mortgage amounted to USD 4,374,081. The terms and conditions of payment agreed were determined in four installments of USD 1,925,000 and 7.5% annual interest on the balance, the first installment to be due at the date of the preliminary revenues contract and the next ones to be paid annually as from July 2006. The first two installments have been collected at the date of these financial statements.

This transaction has been shown in the “Other” line of the Statement of Income.

NOTE 17: ACQUISITION OF REAL ESTATE

On June 29, 2006 Alto Palermo S.A. (APSA) acquired by signing the pertinent deed with Philips Argentina S.A. a plot of land identified as Lot 16a, in line with the private measurement map with fractioning M 265-2005, with all things therein built and adhered to the soil, located in the Northern Area of the city, facing the streets and numbers that follows: Arias No 4005, Posta No 4789 and No 4799, and Pico No 4053, covering 28,740.62 square meters of surface area. The transaction price was established in USD 17,862,414, which has been totally cancelled at the time the deed title was subscribed.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 18: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of June and August this area was reopened and the operation returned to normal.

As of June 30, 2006, the Company has withdrawn the proportional part of the fixed assets damaged by the fire in an estimated accounting value of Ps. 6.4 million.

The Company has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these financial statements is not yet completed. The amount of Ps. 4.6 million has been collected to date as advance payment.

NOTE 19: SUBSEQUENT EVENTS

i) On July 7, 2006 the Company has entered into an agreement with Grupo Roggio by which a process started that –subject to a previous due diligence- will finalize with the transference to Alto Palermo S.A. (APSA) of the totality of Empalme S.A. shares, the latter being the owner of Córdoba Shopping Villa Cabrera.

We would also mention that Córdoba Shopping Villa Cabrera is a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighbourhood of the City of Córdoba.

Should this operation be successfully completed, being subject to specific conditions and to the conformity of the National Commission for the Defence of Competitiveness, the investment will be for Alto Palermo S.A. (APSA) a significant growth opportunity in the Shopping Centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

ii) On September 1, 2006 the Company entered into a contract for constructing and purchasing garages that will be located in the building close to the Paseo Alcorta Shopping Center, covering 12,000 square meters, approximately, of surface area. This operation is subject to obtaining the approval by the Government of the City of Buenos Aires. The revenues price of the units was fixed as follows: (i) the amount of USD 1,883,200 (fixed price), plus (ii) the cost of building the garages. As guarantee for the operation, APSA has transferred the amount of the fixed price to an escrow account under the name of both parties.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the fiscal years beginning on July 1, 2005 and 2004 and ended June 30, 2006 and 2005

Schedule A

	Original value					Depreciation
								For the year
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfer Ps.	Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Rate %	Amount (1) Ps.	Decreases Ps.	Increases and transfers Ps.	Accumulated as of end of the year Ps.	Impairment (2) Ps.	Net carrying value as of June 30, 2006 Ps.	Net carrying value as of June 30, 2005 Ps.
Properties:
Shopping centers:
- Abasto	251,822,472	276,974	—	78,518	252,177,964	56,023,232	(*)	7,795,029	—	—	63,818,261	—	188,359,703	195,799,240
- Alto Avellaneda	176,803,656	2,571,410	(6)(13,438,300)	—	165,936,766	78,054,108	(*)	8,638,619	(6)(7,044,621)	—	79,648,106	—	86,288,660	98,749,548
- Paseo Alcorta	105,551,088	419,879	—	—	105,970,967	39,735,136	(*)	3,975,952	—	—	43,711,088	—	62,259,879	65,815,952
- Patio Bullrich	159,476,014	582,076	—	—	160,058,090	44,132,039	(*)	6,725,391	—	—	50,857,430	—	109,200,660	115,343,975
- Alto Noa	43,070,892	49,887	—	97,525	43,218,304	12,187,543	(*)	2,014,281	—	—	14,201,824	—	29,016,480	30,883,349
- Alto Rosario	85,426,283	1,145,121	(27,581)	(64,790)	86,479,033	1,191,475	—	2,116,234	—	—	3,307,709	—	83,171,324	80,826,675
Other real estate	11,089,215	—	(1,076,013)	—	10,013,202	799,634	(*)	84,155	(172,178)	—	711,611	—	9,301,591	10,289,581
Leasehold improvements	3,978,676	283,190	—	6,722	4,268,588	2,982,543	(*)	322,738	—	—	3,305,281	—	963,307	996,133
Facilities	9,008,682	2,117,448	(66,208)	143,141	11,203,063	1,336,466	10	883,977	(30,747)	—	2,189,696	—	9,013,367	7,672,216
Furniture and fixtures	8,798,748	968,807	—	1,795	9,769,350	4,667,152	10	1,008,891	—	—	5,676,043	—	4,093,307	4,131,596
Vehicles	205,933	—	—	—	205,933	104,970	33	25,241	—	—	130,211	—	75,722	100,963
Computer equipment	12,153,476	1,008,030	—	—	13,161,506	10,183,752	33	1,225,073	—	—	11,408,825	—	1,752,681	1,969,724
Software	3,969,021	5,264,837	(3,333,496)	—	5,900,362	3,571,481	20	336,394	—	—	3,907,875	—	1,992,487	397,540
Work in progress:
- Rosario	—	2,767,603	—	—	2,767,603	—	—	—	—	—	—	—	2,767,603	—
- Financing advance –Rosario-	—	1,222,672	—	—	1,222,672	—	—	—	—	—	—	—	1,222,672	—
- Patio Bullrich	258,373	4,684	(54,619)	—	208,438	—	—	—	—	—	—	—	208,438	258,373
- Office improvements	—	941,249	—	(319,184)	622,065	—	—	—	—	—	—	—	622,065	—
Other	1,572	—	—	—	1,572	1,572	—	—	—	—	1,572	—	—	—

Total as of June 30, 2006	871,614,101	19,623,867	(17,996,217)	(3) (56,273)	873,185,478	254,971,103	—	35,151,975	(7,247,546)	—	282,875,532	—	590,309,946	—

Total as of June 30, 2005	827,350,302	(5) 49,598,263	—	(4) (5,334,464)	871,614,101	220,687,541	—	33,119,637	—	(5) 1,163,925	254,971,103	(3,408,133)	—	613,234,865

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 301,677 which is expensed as of 30 June, 2006 and Ps. 197,808 as of 30 June, 2005.
(2)	Net of the depreciation of Ps. 244,131 at June 30, 2005. See Schedule E.
(3)	Includes Ps. 64,370 reclassified to Other receivables and Ps. 8,097 from other investments.
(4)	Includes Ps. 1,663,348 reclassified to intangible assets, Ps. 3,311,599 reclassified to inventory, Ps. 462,835 reclassified to land reserve and Ps. 103,318 reclassified from other current receivables and prepaid expenses.
(5)	Includes Ps. 1,163,925 incorporated by merger of Alto Research and Development S.A.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the fiscal years beginning on July 1, 2005 and 2004 and ended June 30, 2006 and 2005

Schedule B

	Original value					Amortization
								For the year
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Increases and transfers Ps	Rate %	Amount Ps. (1)	Accumulated as of end of the year Ps.	Impairment (3) Ps.	Net carrying value as of June 30, 2006 Ps.	Net carrying value as of June 30, 2005 Ps.
Trademarks	494,546	—	—	—	494,546	283,223	—	10	49,442	332,665	—	161,881	211,323
Pre-operating expenses:
- Rosario	4,348,705	—	(4,833)	(11,800)	4,332,072	966,379	—	33,33	1,440,327	2,406,706	—	1,925,366	3,027,280
- Alto Shopping	951,336	—	—	—	951,336	951,336	—	—	—	951,336	—	—	—

Total as of June 30, 2006	5,794,587	—	(4,833)	(2)(11,800)	5,777,954	2,200,938	—	—	1,489,769	3,690,707	—	2,087,247	—

Total as of June 30, 2005	1,336,238	(5) 2,921,681	—	(4) 1,536,668	5,794,587	233,778	(5) 951,336	—	1,015,824	2,200,938	(355,046)	—	3,238,603

(1)	The amortization charge is disclosed in Schedule H.
(2)	Reclassified to other receivables.
(3)	Net of the amortization Ps. 104,458 at June 30, 2005. See Schedule E.
(4)	Includes Ps. 1,663,348 from fixed assets, Ps. 78,440 reclassified to land reserve and Ps. 48,240 reclassified to fixed assets.
(5)	Includes Ps. 951,336 incorporated by merge of Alto Research and Development S.A.

ALTO PALERMO S.A. (APSA)

Interest in other companies

For the fiscal years beginning on July 1, 2005 and 2004 and ended June 30, 2006 and 2005

Schedule C

						Issuer’s information Last financial statement
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.2006 Ps.	Value recorded as of 06.30.2005 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the year Ps.	Share holders´ equity Ps.	Interest in common stock %
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	65,000,095	59,961,672	Real estate investments	Av. Lateral Norte East access 3280– Guaymallén - Mendoza	06.30.06	28,256,870	5,899,793	88,459,754	85.40%
Mendoza Plaza Shopping S.A.-Higher investment value			5,246,096	5,492,007
Tarshop S.A. – Equity value			23,072,945	10,989,597	Credit card	Suipacha 664- 7° Floor- C.A.B.A.	06.30.06	9,447,219	14,554,608	28,841,180	80%
Tarshop S.A. – Irrevocable contributions	1	7,557,775	—	439,636
Tarshop S.A. – Goodwill			484,507	726,761
Emprendimiento Recoleta S.A. – Equity value Emprendimiento Recoleta S.A. – Goodwill	1	13,449,990	15,078,693 (560,394)	14,788,923 —	Building	Av. Pueyrredón 2501 – C.A.B.A.	06.30.06	25,054,000	2,090,372	28,087,869	53.684%
Shopping Neuquén S.A.—Equity value			929,136	1,034,489	Development of	Rivadavia 86 3º Floor Of. 9-	06.30.06	2,200,000	(106,690)	6,166,657	94.623%
Shopping Neuquén S.A.—Higher investment value (1)	1	2,081,706	4,853,806	4,828,974	Undertakings	Neuquén
Shopping Neuquén S.A.—Irrevocable contributions			5,138,112	4,978,112
Inversora del Puerto S.A.- Equity value	1	11,999	134,585	(888,335)	Real estate investments	Florida 537 – 18º Floor – C.A.B.A.	06.30.06	12,000	—	134,597	99.9917%
Shopping Alto Palermo S.A -Equity value	1	123,454,616	244,879,131	243,711,330	Real estate investment and development	Moreno 877 – 22º Floor - C.A.B.A.	06.30.06	123,454,617	11,167,801	244,879,134	99.9999%
E-Commerce Latina S.A. - Equity value	1	808,354	129,474	(10,182,555)	Holding	Florida 537 – 18º Floor C.A.B.A.	06.30.06	1,616,708	(1,357,755)	258,952	50%
E-Commerce Latina S.A. – Irrevocable contributions			—	10,990,910
Fibesa S.A. – Equity value	0.00000001	999,900	4,426,840	4,642,581	Agent	Moreno 877 22º Floor – C.A.B.A.	06.30.06	0,01	3,662,410	4,427,283	99.99%
Fibesa S.A. – Goodwill			8,555,254	10,608,512
Conil S.A. – Equity value	1	6,000	191,379	390,466	Real estate investments	Lavalle 1290 7° Floor Of. 301 – C.A.B.A.	06.30.06	12,000	(398,179)	382,755	50%

Total			377,559,659	362,513,080

(1)	Includes an impairment of Ps. 2,153,984. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

Schedule D

Items	Value as of 06.30.2006 Ps.	Value as of 06.30.2005 Ps.
Current
Mutual Funds	2,852	4,928,291

Total current	2,852	4,928,291

Non Current
General Paz Plot of land	59,837,466	—
Caballito Plot of land (see Schedule E)	36,622,004	31,396,151
Torres Rosario	16,079,162	19,848,362
Air Space Supermercado Coto (see Schedule E)	13,143,445	11,695,040
Other real estate	2,092,423	1,063,628

Total non current	127,774,500	(1) 64,003,181

Total	127,777,352	68,931,472

(1)	Includes an impairment of Ps. 7,983,469. See Schedule E.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases/ reclassifications Ps.	Carrying value as of June 30, 2006 Ps.	Carrying value as of June 30, 2005 Ps.
Deducted from assets:
Allowance for doubtful accounts	17,905,217	(7) 2,072,664	(1)(327,936)	19,649,945	17,905,217
Allowance for doubtful mortgage receivable	2,208,275	—	—	2,208,275	2,208,275
Impairment of other investments	7,983,469	—	(11)(7,983,469)	—	7,983,469
Impairment of fixed assets	3,408,133	—	(9)(3,408,133)	—	(2) 3,408,133
Impairment of inventory	—	205,599	—	(3) 205,599	—
Impairment of intangible assets	355,046	—	(10)(355,046)	—	(4) 355,046
Impairment of non-current investments	2,178,816	—	(8)(24,832)	(5) 2,153,984	2,178,816
Included in liabilities:
Provision for current contingencies	2,032,500	—	(1)(2,032,500)	—	2,032,500
Provision for non current contingencies	4,856,366	(6) 728,833	(1)(549,722)	5,035,477	4,856,366

Total as of June 30, 2006	40,927,822	3,007,096	(14,681,638)	29,253,280	—

Total as of June 30, 2005	59,060,433	3,924,770	(22,057,381)	—	40,927,822

(1)	Corresponds to decrease of the year.
(2)	Set forth in Schedule A.
(3)	Set forth in Schedule F.
(4)	Set forth in Schedule B.
(5)	Set forth in Schedule C.
(6)	Includes Ps. 236,945 exposed in note 3.i) and Ps. 491,888 and is exposed in Schedule H.
(7)	Set forth in Schedule H.
(8)	Set forth in note 6.
(9)	Ps. 120,999 correspond to depreciations of the year and Ps. 3,287,134 correspond to an impairment recovery.
(10)	Ps. 152,162 correspond to depreciations of the year and Ps. 202,884 correspond to an impairment recovery.
(11)	Ps. 6,379,505 correspond to an impairment recovery and Ps. 1,603,964 correspond to utilization of provision.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

Schedule F

	06.30.06 Ps.	06.30.05 Ps.
Cost by leases and services
Expenses (Schedule H)	46,669,792	41,586,277

Cost by leases and services	46,669,792	41,586,277

Cost by other
Stock as of beginning of year	19,866,484	19,271,621
Purchases of the year	1,460,713	1,511,622
Transfers (2)	2,311,304	(1,348,234)
Gains from valuation of inventories at net realizable value	3,497,632	—
Expenses (Schedule H)	753,752	8,418
Impairment (1)	(205,599)	500,134
Stock as of end of the year (Note 3.d)	(7,859,082)	(19,866,484)

Cost by other	19,825,204	77,077

(1)	Set forth in Schedule E.
(2)	Ps. (1,457,896) and Ps. (1,348,234) as of 30 June, 2006 and 2005, respectively, correspond to transfers of the cost of goods for advertising events that are shown as the cost of marketing merchandise (Note 3.b)) and a transference from reserve line of Ps. 3,769,200 as of 30 June, 2006.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps. (1)	Total as of June 30, 2006 Ps.	Total as of June 30, 2005 Ps.
Assets
Current Assets
Cash and banks	USD	2,676,144	3.046	8,151,536	3,208,656
Cash and banks	Euros	303,232	3.8916	1,180,060	1,056,047
Leases and services receivables	USD	2,097,000	3.046	6,387,462	—
Other receivables	USD	3,000,000	3.046	9,138,000	—

Total Current Assets		8,076,376		24,857,058	4,264,703

Non-current Assets
Leases and services receivables	USD	3,992,573	3.046	12,161,380	—

Total Non-current Assets		3,992,573		12,161,380	—

Total Assets as of June 30, 2006		12,068,949		37,018,438	—

Total Assets as of June 30, 2005		1,434,048		—	4,264,703

Liabilities
Current Liabilities
Trade accounts payable	USD	331,808	3.086	1,023,961	971,616
Advance to customers	Euros	600,000	3.9430	2,365,800	1,046,520
Short-term debt	USD	6,988,461	3.086	21,566,390	19,864,687

Total		7,920,269		24,956,151	21,882,823

Non-current Liabilities
Trade accounts payable	USD	327,333	3.086	1,010,150	1,870,602
Long-term debt	USD	47,231,230	3.086	145,755,576	150,191,464

Total		47,558,563		146,765,726	152,062,066

Total Liabilities as of June 30, 2006		55,478,832		171,721,877	—

Total Liabilities as of June 30, 2005		60,188,594		—	173,944,889

(1)	Exchange rates at the end of the fiscal year according to Banco Nación records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2005 and 2004 and ended June 30, 2006 and 2005

Schedule H

		Costs						Expenses
Items	Total as of June 30, 2006 Ps.	Other Costs Ps.	Cost of leases and services Ps.	Expenses Ps.	Collective Promotion Fund Ps.	Expenses recovery Ps.	Subtotal Ps.	Administrative Ps.	Selling Ps.	Total as of June 30, 2005 Ps.

Depreciation and amortization (1)	36,066,906	—	36,066,906	—	—	—	36,066,906	—	—	33,570,361
Condominium expenses	7,453,861	—	7,453,861	212,423	—	(212,423)	7,453,861	—	—	5,534,807
Taxes, rates, contributions and services	8,195,036	237	39,428	8,299,869	610,641	(8,910,510)	39,665	2,588,040	5,567,331	6,045,906
Fees for Directors	6,399,904	—	—	—	—	—	—	6,399,904	—	3,944,413
Parking	2,217,536	—	2,217,536	—	—	—	2,217,536	—	—	1,956,866
Fees and payments for services	5,566,391	367,306	—	2,085,723	—	(2,085,723)	367,306	5,199,085	—	1,869,296
Salaries and bonuses	4,455,893	—	—	13,332,478	2,557,650	(15,890,128)	—	4,455,893	—	2,322,684
Maintenance, repairs, cleaning and security	683,829	81,465	358,109	17,037,687	12,257	(17,049,944)	439,574	244,255	—	290,615
Personnel	227,964	—	—	774,567	1,457	(776,024)	—	227,964	—	164,547
Advertising	220,668	—	—	—	17,271,214	(17,271,214)	—	—	220,668	6,860
Social security taxes	559,120	—	—	1,429,674	534,235	(1,963,909)	—	559,120	—	282,553
Contingencies	491,888	—	491,888	—	—	—	491,888	—	—	277,195
Allowance for doubtful accounts	2,072,664	—	—	—	—	—	—	—	2,072,664	762,973
Insurance	275,989	—	—	341,137	—	(341,137)	—	275,989	—	298,522
Bank charges	217,613	—	—	432,159	—	(432,159)	—	217,613	—	52,870
Rental	346,528	—	42,064	—	—	—	42,064	304,464	—	146,667
Regulatory Authority expenses	127,180	—	—	—	—	—	—	127,180	—	137,642
Freight and transportation	51,622	—	—	—	3,146	(3,146)	—	51,622	—	142,194
Stationary	78,328	—	—	367,797	—	(367,797)	—	78,328	—	76,888
Training expenses	304,401	304,401	—	—	8,091	(8,091)	304,401	—	—	3,887
Other services	343	343	—	1,237,458	723	(1,238,181)	343	—	—	486
Indemnity	117,406	—	—	—	—	—	—	—	117,406	—
Expenses recovery	—	—	—	(45,638,170)	(21,015,618)	66,653,788	—	—	—	—
Other	417,927	—	—	87,198	16,204	(103,402)	—	350,149	67,778	877,203

Total as of June 30, 2006	76,548,997	753,752	46,669,792	—	—	—	47,423,544	21,079,606	8,045,847	—

Total as of June 30, 2005	—	8,418	41,586,277	—	—	—	41,594,695	12,142,514	5,028,226	58,765,435

(1)	Net of depreciation and amortization of impairment of fixed assets and intangibles assets.

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

Schedule I

	06.30.06								06.30.05
	Investments (8)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related Parties (7)	Other liabilities (4)(9)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short-term and long- term debt	Related parties	Other liabilities (4)
No fixed term	2,852	—	12,415,050	—	1,438,264	90,778	125,916	18,396,585	4,928,291	—	2,521,179	—	—	180,862	—	16,027,787
Past due	—	5,978,899	715,251	2,752,330	—	7,467,400	—	—	—	1,954,500	1,618,116	3,558,723	1,212,379	—	335,077	—
To mature
In three months	—	20,027,078	10,732,281	7,492,392	10,481,462	51,256,395	5,366,346	10,542,515	—	14,164,087	6,357,176	4,403,104	6,512,514	17,798,259	1,457,991	7,859,884
Between 3 and 6 months	—	6,421,124	1,647,126	653,577	6,231,854	12,195,396	—	7,504,159	—	3,453,010	16,367,083	194,940	6,534,560	12,643,418	—	3,916,020
Between 6 and 9 months	—	3,821,376	86,999	286,319	5,940,947	—	—	785,140	—	1,844,253	—	267,856	5,382,745	9,128,614	—	986,938
Between 9 and 12 months	—	2,660,192	603,035	208,377	5,940,948	12,462,152	—	94,598	—	953,441	435,445	194,940	5,382,745	12,643,418	—	91,035
Between 1 and 2 years	—	6,392,556	563,461	989,393	12,524,886	—	52,930,288	454,210	—	105,655	—	925,592	10,477,653	175,139,901	—	262,718
Between 2 and 3 years	—	5,969,564	144,328	20,757	6,188,641	—	—	471,261	—	102,070	36,018	925,592	6,346,248	—	6,473,040	278,306
Between 3 and 4 years	—	77,368	29,483	—	2,886,374	—	—	289,605	—	114,553	—	19,418	3,278,925	—	—	483,189
In greater than 4 years	—	300,047	146,488	—	8,390,595	145,755,576	—	1,078,870	—	447,107	627,342	—	10,130,877	—	—	1,296,323

Total to mature	—	45,669,305	13,953,201	9,650,815	58,585,707	221,669,519	58,296,634	21,220,358	—	21,184,176	23,823,064	6,931,442	54,046,267	227,353,610	7,931,031	15,174,413

Total with fixed term	—	51,648,204	14,668,452	12,403,145	58,585,707	229,136,919	58,296,634	21,220,358	—	23,138,676	25,441,180	10,490,165	55,258,646	227,353,610	8,266,108	15,174,413

Total	2,852	51,648,204	27,083,502	12,403,145	60,023,971	229,227,697	58,422,550	39,616,943	4,928,291	23,138,676	27,962,359	10,490,165	55,258,646	227,534,472	8,266,108	31,202,200

(1)	Does not accrue interest, except for Ps. 958,646 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 3,852,301 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 6,264,892 that accrue interest at a variable market rate.
(6)	Includes Ps. 2,034,111 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 52,869,820 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,831,075 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF JUNE 30, 2006

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See Business Overview as of June 30, 2006.

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	06.30.2006 Ps.	06.30.2005 Ps.	06.30.2004 Ps.	06.30.2003 Ps.
Current assets	213,703,570	155,833,107	126,875,246	70,559,746
Non-current assets	1,141,341,918	1,092,061,711	1,024,436,516	1,033,777,279

Total	1,355,045,488	1,247,894,818	1,151,311,762	1,104,337,025

Current liabilities	293,556,844	178,562,077	174,076,494	78,417,937
Non-current liabilities	224,658,434	250,906,672	191,473,513	251,907,636

Subtotal	518,215,278	429,468,749	365,550,007	330,325,573

Minority interest	29,989,705	27,418,496	15,388,057	14,760,545
Shareholders´ equity	806,840,505	791,007,573	770,373,698	759,250,907

Total	1,355,045,488	1,247,894,818	1,151,311,762	1,104,337,025

3.	Consolidated income structure as compared with the same period of the three previous years.

	06.30.2006 Ps.	06.30.2005 Ps.	06.30.2004 Ps.	06.30.2003 Ps.
Operating income	128,734,772	81,420,807	40,965,042	6,752,083
Net loss on equity investments	(678,881)	(706,619)	(1,126,516)	(12,072,175)
Amortization of goodwill	(4,739,675)	(4,826,798)	(4,826,542)	(4,827,055)
Financial results, net	(15,633,866)	2,411,200	7,324,781	118,641,137
Other (expense) income, net	(9,761,768)	(7,381,960)	(6,629,767)	13,271,869
Income tax	(48,457,137)	(33,615,874)	(16,311,318)	(46,755,101)
Minority interest	(4,784,413)	(4,045,356)	(558,140)	2,339,847

Net income	44,679,032	33,255,400	18,837,540	77,350,605

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	06.30.2006 Ps.	06.30.2005 Ps.	06.30.2004 Ps.	06.30.2003 Ps.
Liquidity
Current assets	213,703,570	155,833,107	126,875,246	70,559,746

Current liabilities	293,556,844	178,562,077	174,076,494	78,417,937

Ratio	0.73	0.87	0.73	0.90

Indebtedness
Total liabilities	518,215,278	429,468,749	365,550,007	330,325,573

Shareholders´ equity	806,840,505	791,007,573	770,373,698	759,250,907

Ratio	0.64	0.54	0.47	0.44
Solvency
Shareholders’ equity	806,840,505	791,007,573	770,373,698	759,250,907

Total liabilities	518,215,278	429,468,749	365,550,007	330,325,573

Ratio	1.56	1.84	2.11	2.30
Non Current Assets to total Assets
Non current assets	1,141,341,918	1,092,061,711	1,024,436,516	1,033,777,279

Total assets	1,355,045,488	1,247,894,818	1,151,311,762	1,104,337,025

Ratio	0.84	0.88	0.89	0.94
Profitability
Net income for the fiscal year	44,679,032	33,255,400	18,837,540	77,350,605

Average shareholders’ equity	776,584,523	764,062,936	755,393,533	681,658,031

Ratio	0.0575	0.044	0.025	0.113

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

See Note 14.

3.	Classification of receivables and liabilities.

a) Past due receivables:

	06.30.06 Ps.	03.31.06 Ps.	12.31.05 Ps.	09.30.05 Ps.	Total Ps.
Accounts receivable, net	2,994,241	864,966	275,082	1,844,610	5,978,899
Other receivables, net	452,403	71,210	36,738	154,900	715,251

b) Past due payable:

	06.30.06 Ps.	03.31.06 Ps.	12.31.05 Ps.	09.30.05 Ps.	Total Ps.
Trade accounts payable	1,644,039	315,212	2,102	790,977	2,752,330
Short-term debt	—	—	7,467,400	—	7,467,400

c) Receivables and liabilities with no fixed term:

06.30.06 Ps.
Other receivables	12,415,050
Financial Bank loans	90,778
Taxes payable	11,661,108
Related parties	125,916
Other liabilities	1,700,000
Provisions	5,035,477
Advances to customers	1,438,264

ALTO PALERMO S.A. (APSA)

3. (Continued)

d)	Current receivables to mature:

	09.30.06 Ps.	12.31.06 Ps.	03.31.07 Ps.	06.30.07 Ps.	Total Ps.
Accounts receivable, net	20,027,078	6,421,124	3,821,376	2,660,192	32,929,770
Other receivables, net	10,732,281	1,647,126	86,999	603,035	13,069,441

e)	Non-current receivables to mature:

	06.30.08 Ps.	06.30.09 Ps.	06.30.10 Ps.	06.30.11 Ps.	Total Ps.
Accounts receivable, net	6,392,556	5,969,564	77,368	300,047	12,739,535
Other receivables, net	563,461	144,328	29,483	146,488	883,760

f)	Current liabilities to mature:

	09.30.06 Ps.	12.31.06 Ps.	03.31.07 Ps.	06.30.07 Ps.	Total Ps.
Trade accounts payable	7,492,392	653,577	286,319	208,377	8,640,665
Customer advances	10,481,462	6,231,854	5,940,947	5,940,948	28,595,211
Short-term debt	51,256,395	12,195,396	—	12,462,152	75,913,943
Related parties	5,366,346	—	—	—	5,366,346
Salaries and social security payable	6,537,004	—	690,541	—	7,227,545
Taxes payable	3,649,518	1,435,180	41,544	41,543	5,167,785
Other liabilities	355,993	6,068,979	53,055	53,055	6,531,082

g)	Non-current liabilities to mature:

	06.30.08 Ps.	06.30.09 Ps.	06.30.10 Ps.	06.30.11 Ps.	Total Ps.
Trade accounts payable	989,393	20,757	—	—	1,010,150
Customer advances	12,524,886	6,188,641	2,886,374	8,390,595	29,990,496
Long-term debt	—	—	—	145,755,576	145,755,576
Related parties	52,930,288	—	—	—	52,930,288
Taxes payable	357,667	374,718	217,461	1,066,870	2,016,716
Other liabilities	96,543	96,543	72,144	12,000	277,230

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	32,521,207
Foreign currency	(1)	6,387,462
Non-current
Local currency	(1)	578,155
Foreign currency	(1)	12,161,380

(1)	Does not accrue interest, except for Ps. 958,646 that accrue interest at a variable market rate.

b)	Other receivables, net:

Current
Local currency	(1)	16,804,443
Foreign currency	(1)	9,138,000
Non-current
Local currency	(1)	1,141,059

(1)	Does not accrue interest, except for Ps. 3,852,301 that accrue interest at a fixed rate.

c)	Trade accounts payable:

Current
Local currency	(1)	10,369,034
Foreign currency	(2)	1,023,961
Non-current
Foreign currency	(2)	1,010,150

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

		Ps.
Current
Local currency	(1)	27,667,675
Foreign currency	(1)	2,365,800
Non-current
Local currency	(1)	29,990,496

(1)	Does not accrue interest, except for Ps. 6,264,892 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Current
Local currency	(1)	61,905,731
Foreign currency	(1)	21,566,390
Non current
Foreign currency	(1)	145,755,576

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	7,227,546

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	5,167,784
Non Current
Local currency	(1)	13,677,823

(1)	Does not accrue interest, except for Ps. 1,831,075 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

		Ps.
Current
Local currency	(1)	5,492,262
Non-current
Local currency	(1)	52,930,288

(1)	Does not accrue interest, except Ps. 52,869,820 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	8,231,082
Non-current
Local currency	(1)	277,231

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	5,035,477

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6. to the financial statements.

8.	Current values.

See Notes 2.5.and 2.6.to the financial statements.

ALTO PALERMO S.A. (APSA)

9.	Appraisal revaluation of assets.

See Note 2.7.to the financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	230,246,794	188,359,703	Fire, full risk and dismissed profit
Alto Palermo Shopping	146,415,678	193,512,809	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	100,809,765	62,259,879	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	87,651,792	86,288,660	Fire, full risk and dismissed profit
Patio Bullrich Shopping	65,280,795	109,200,660	Fire, full risk and dismissed profit
Alto Noa Shopping	50,438,508	29,016,480	Fire, full risk and dismissed profit
Buenos Aires Design	60,130,825	18,516,645	Fire, full risk and dismissed profit
Alto Rosario Shopping	83,190,889	83,171,324	Full risk, construction and assembly.
Mendoza Plaza Shopping	118,656,598	88,600,799	Fire, full risk and dismissed profit
Unique policy	15,000,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 15.

Autonomous City of Buenos Aires, September 08, 2006

Saúl Zang
Vicepresident acting as Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders,

President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2006 and 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 19 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the years ended on June 30, 2006 and 2005, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Shopping Neuquén S.A., Mendoza Plaza Shopping S.A., E-Commerce Latina S.A., Inversora del Puerto S.A., Fibesa S.A., Emprendimientos Recoleta S.A. and Tarshop S.A., APSA subsidiaries, were examined by Abelovich, Polano & Asociados, who have issued their unqualified reports. Consequently, this opinion, in so far as it refers to the amounts included for the above companies, is based on the reports issued by Abelovich, Polano & Asociados.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits, and the reports issued by Abelovich, Polano & Asociados (exclusively for PricewaterhouseCoopers) mentioned in paragraph 1., provide a reasonable basis for our opinion.

3.	In our opinion, based on our audits and reports of Abelovich, Polano & Asociados mentioned in paragraph 1.:

a)	the financial statements of Alto Palermo S.A. (APSA) present fairly, in all material respects, its financial position at June 30, 2006 and 2005 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries present fairly, in all material respects, their consolidated financial position at June 30, 2006 and 2005 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 - 8º Piso (1002) Buenos Aires - Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission, at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 737.220, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2006.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	ABELOVICH, POLANO & ASOCIADOS (Partner) José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 - 8º Piso (1002) Buenos Aires - Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 18, 2006